 

08000928

HYPOTHEKENBANK IN ESSEN AG



Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

SUPPL

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E
IBAN No.:
DE57360000000036009610

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	21.02.08

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75
IBAN No.:
DE93360400390177647500

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

Please find enclosed Essen Hyp´s website as of January 31, 2008 (English version), the Press Release "Essen Hyp to be merged with Eurohypo" (German and English version), Changes of the members of the Supervisory Board and the Equity capital of Essen Hyp as of January 03, 2008.

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

PROCESSED

MAR 0 3 2008

THOMSON FINANCIAL

Hypothekenbank in Essen
Aktiengesellschaft

COMMERZBANK

Pressemitteilung

EURO HYPO

Für Wirtschaftsredaktionen

31. Januar 2008

Essen Hyp wird mit Eurohypo zusammengelegt

Commerzbank will unter die Top-Zwei der europäischen Staatsfinanzierer

Die Commerzbank stärkt ihr Staatsfinanzierungsgeschäft (Public Finance) mit der Verschmelzung der Hypothekenbank in Essen AG (Essen Hyp) auf die Eurohypo AG. Die Bündelung der Kräfte und ein einheitlicher Marktauftritt stellen das in der Eurohypo seit langem erfolgreiche Geschäftsmodell Public Finance auf eine noch breitere Basis. Die Verschmelzung soll rückwirkend zum 1. Januar 2008 mit wirtschaftlicher Wirkung erfolgen. Die Commerzbank-Gruppe hatte die Essen Hyp Anfang 2008 durch den Erwerb des zuvor von der Dr. Schuppli-Gruppe gehaltenen 49-prozentigen Anteils vollständig übernommen.

„Mit ihrem Staatsfinanzierungsgeschäft gehört die Commerzbank-Gruppe schon jetzt zu den führenden Anbietern in Europa. Wir wollen in der neuen Struktur weiter profitabel wachsen und uns noch stärker international verankern. Wir greifen an und streben künftig einen Platz unter den Top-Zwei der europäischen Staatsfinanzierer an", gibt Michael Reuther, zuständiges Vorstandsmitglied der Commerzbank, die Richtung vor. „Strategie und Ziele sind klar definiert: Strukturierte Produktlösungen, noch mehr Kundenorientierung und Konzentration auf margenstarkes Geschäft." Auch Eurohypo-Vorstandschef Bernd Knobloch unterstreicht die Vorteile der Zusammenlegung: „Das ist ein echter Vorteil für unsere Kunden und für die Gruppe. Wir haben einen hervorragenden Namen und sind der größte Emittent im Pfandbriefmarkt. Wir wachsen und gewinnen weiter an Schlagkraft."

Die Eurohypo hat das Geschäftsmodell ihres Bereichs Public Finance seit 2005 konsequent weiterentwickelt. Kern ist eine aktive Portfoliosteuerung. Das Anlagespektrum wurde in Richtung strukturierte Produkte erweitert. Wie in der Immobilienfinanzierung

COMMERZBANK

steht heute zudem das weltweite Geschäft im Mittelpunkt der Strategie. Bereits 54% der Neuzusagen in der Staatsfinanzierung kommen aus Ländern außerhalb Deutschlands. Darüber hinaus hat die Eurohypo begonnen, eine europäische Origination aufzubauen. Einen weiteren Schwerpunkt bilden die Bündelung und der Ausbau der Public-Private-Partnership-Aktivitäten der Essen Hyp und der Eurohypo in Zusammenarbeit mit der Commerzbank. Hier konnte die Eurohypo zuletzt eine Reihe von Landmark-Deals abschließen, etwa die Finanzierung eines Projektes zum Bau und zur Sanierung von 32 Schulen in Hamburg.

Auch das Commercial Real Estate-Geschäft der Essen Hyp wird künftig von der Eurohypo fortgeführt; das Retailkreditgeschäft soll in den Verantwortungsbereich des Konzerns übergehen. Mit der Verschmelzung werden die Aktivitäten der Essen Hyp am Standort Essen aufgegeben. Den insgesamt 203 Mitarbeitern der Essen Hyp sollen in der Commerzbank-Gruppe Positionen im Rhein-Main-Gebiet sowie in Nordrhein-Westfalen angeboten werden.

Schon Ende 2007 wurde damit begonnen, die Geschäfts- und Risikostrategie der Essen Hyp umzustellen. Trotz zu erwartender Belastungen aus der Neuausrichtung des Geschäftsmodells rechnet die Commerzbank für den Bereich Public Finance im laufenden Geschäftsjahr 2008 mit einem ausgeglichenen Ergebnis. „Für das Jahr 2010 erwarten wir im Segment Public Finance & Treasury bereits ein operatives Ergebnis von 250 – 300 Millionen Euro", so Reuther.

Die Essen Hyp, die sich auf Staatsfinanzierung konzentriert, hatte per 30. September 2007 eine Bilanzsumme von rund 93 Milliarden Euro (HGB). Die Bilanzsumme der Eurohypo lag zum 30. September 2007 bei rund 218 Milliarden Euro (IFRS). Auch das künftig erweiterte Staatsfinanzierungsgeschäft wird im Vorstand der Eurohypo von Henning Rasche geleitet.

Commerzbank Aktiengesellschaft	Tel. (069) 136-22830
Zentraler Stab Konzernkommunikation	Fax (069) 136-22008
- Presse -	E-Mail: Pressestelle@commerzbank.com
60261 Frankfurt am Main	Internet: http://www.commerzbank.de

Eurohypo AG	Presse und Öffentlichkeitsarbeit
Helfmann-Park 5	Telefon 069 2548 21316
65760 Eschborn	Fax 069 2548 81316
www. eurohypo.com	E-Mail: info@eurohypo.com

COMMERZBANK

Press release

For business editors

January 31, 2008

Essen Hyp to be merged with Eurohypo

Commerzbank aims for top two position in European Public Finance

The merger of the Hypothekenbank in Essen AG (Essen Hyp) with Eurohypo AG is set to strengthen Commerzbank's Public Finance business. Through the combination of the two, we are consolidating our position as one of Europe's biggest banks for real estate and public sector finance. Eurohypo's Public Finance business model has proven a success for some time, and is further strengthened by this combination of forces and a united presence on the market. The merger is to take effect – on a financial reporting basis – retrospectively from January 1, 2008. The Commerzbank Group took over Essen Hyp as a whole at the beginning of 2008 by purchasing the 49 per cent share formerly held by the Dr. Schuppli Group.

"Commerzbank's public finance business has already made the Group one of the leading service providers in Europe. With this new structure, we want to carry on growing profitably, and to put down even deeper international roots. We are on the offensive and aim for a position amongst the leading two European Public Finance providers", said Michael Reuther, the Commerzbank Board Member responsible. "Our strategy and objectives are clearly set out: structured product solutions and greater customer focus. Together, they add up to higher profit margins," he continued. Eurohypo Board Chairman Bernd Knobloch joined him in stressing the benefits the merger would bring: "This is beneficial for both our customers and the Group," he said. "We have an excellent name and constitute the biggest issuer on the covered bond market. We are growing and adding to our market power."

Since 2005, Eurohypo has been steadily developing its public finance business model, based on active portfolio management and by


extending its range of investments to include structured products. Today, in the same manner as in real estate finance, the strategy focuses on global business, with 54% of all new commitments in Public Finance coming from countries other than Germany. Eurohypo has also started to build up European origination. In addition, it is focusing on the integration and development of public-private partnerships of Essen Hyp and Eurohypo in collaboration with Commerzbank. Eurohypo has recently managed to close a number of landmark public-private partnership deals – including the financing of a project to build and renovate 32 schools in Hamburg.

Eurohypo will also continue with Essen Hyp's real estate business, while the retail residential credit business is to become a Group responsibility. In the course of the merger the Essen Hyp offices in Essen are to be closed. Essen Hyp's staff, whose total number is 203, are to be offered positions within the Commerzbank Group in the Rhine/Main region and in North Rhine-Westphalia.

The realignment of Essen Hyp's business and risk strategies was already initiated at the end of 2007. Despite the costs to be incurred as a consequence of the realignment of the business model, Commerzbank expects a balanced result for the Public Finance Division in the current business year 2008. "For the year 2010 we expect an operating profit in the segment Public Finance & Treasury of EUR 250 – 300 million", said Reuther.

Essen Hyp concentrates on public finance and had a balance sheet total of some EUR 93 billion (HGB) as per September 30, 2007. As at September 30, 2007, Eurohypo's balance sheet total stood at around EUR 218 billion (IFRS). Eurohypo Board member Henning Rasche remains in charge of Public Finance business after the merger.

Commerzbank Aktiengesellschaft	Tel. +49 (69) 136-22830
Group Communications	Fax +49 (69) 136-22008
- Press -	E-mail: Pressestelle@commerzbank.com
60261 Frankfurt am Main	Internet: http://www.commerzbank.de

Eurohypo AG	Press and Public relations
Helfmann-Park 5	Fon ++49 (0)69 2548 21316
65760 Eschborn	Fax ++49 (0)69 2548 81316
www. eurohypo.com	E-Mail: info@eurohypo.com

Equity capital of Essen Hyp as of December 20, 2007

	nominal amount	quotient
Commerzbank AG	304.712.710	73,96%
Helvetic	0	0,00%
ASTA GmbH	65.980.197	16,01%
Berta Schuppli	41.307.093	10,03%
Carl Schumann Porzellan GmbH		0,00%
Summe	412.000.000	100,00%

Grundkapital

Equity capital of Essen Hyp as of January 03, 2008

	nominal amount	quotient
Commerzbank AG	390.900.000	94,88%
Helvetic	0	0,00%
ASTA GmbH	0	0,00%
Berta Schuppli	0	0,00%
AFÖG GmbH & Co. KG	21.100.000	5,12%
Summe	412.000.000	100,00%

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ESSEN HYP

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CREDIT RESEARCH
Last update: Jan 2008
» overview

SEC 28 PfandBG
Last update: Sep 2007
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

NOTICE pursuant to Section 6.2 of the
Corporate Governance Code
» more (PDF)

COMPANY
» Corporate Governance Code

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

Company

Committees

Board of Managing Directors

Wolfgang Groth, Essen
Burkhard Dallosch, Essen

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen
Jens Remmers, Kelkheim

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Deputy, Essen
Franz-Josef Schwarzhof, Auditor, Deputy, Essen
Prof. Dr. Dr. h.c. Franz Peter Lang

Supervisory Board

Michael Reuther
Chairman; Member of the Board of Managing
Directors, Commerzbank AG, Frankfurt/Main

Erich Labs
Hypothekenbank in Essen AG, Essen

Wolfgang Hartmann
Member of the Board of Managing Directors,
Commerzbank AG, Frankfurt/Main

Dr. Michael Kilka
Commerzbank AG, Frankfurt/Main

Kurt Müller
Hypothekenbank in Essen AG, Essen

Dr. Eric Strutz
Member of the Board of Managing
Directors, Commerzbank AG, Frankfurt/Main

Advisory Council

Dr. Axel Frhr. v. Ruedorffer

Dr. Alfred Tacke

Mitteilung gemäß Ziffer 6.2 Corporate Governance Kodex

Die Commerzbank AG und die AFÖG GmbH & Co. KG (Enkelgesellschaft der Commerzbank AG) haben von der Schuppli-Gruppe 49 % der Aktien an der Hypothekenbank in Essen AG erworben.

Die Commerzbank AG ist nun mit 94,88 %, die AFÖG GmbH & Co. KG mit 5,12 % an der Hypothekenbank in Essen AG beteiligt.

03. Januar 2008

Der Vorstand

Notice pursuant to Section 6.2 of the Corporate Governance Code

The Commerzbank AG and the AFÖG GmbH & Co. KG (sub-subsidiary of the Commerzbank AG) have purchased 49% of the shares of Hypothekenbank in Essen AG from the Schuppli Group.

The Commerzbank AG now holds 94.88% of the shares of Hypothekenbank in Essen AG, while the AFÖG GmbH & Co. KG holds 5.12% of the shares.

January 3, 2008

The Board of Managing Directors

ESSEN HYP

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PFANDBRIEFE:
Attractive Essen Hyp Pfandbriefe
based on a first class cover pool.

» more

Essen Hyp to be merged with Eurohypo

Commerzbank aims for top two position in
European Public Finance

» more

RATINGS	S & P	MOODY'S	FITCH RATINGS
Public-sector Pfandbriefe	A A A	A a a	A A A
Mortgage Pfandbriefe	not rated	A a a	A A A
Long-term counterparty	A (outlook stable)	A1 (outlook stable)	A (outlook stable)

vdp-
Pfandbrief
Curve

» more

HYPOTHEKENBANK IN ESSEN AG PRESS
RELEASES

◊ NOVEMBER 14, 2007
"Interim Report of Hypothekenbank in Essen AG as of
September 30, 2007" » more

> AUGUST 14, 2007
"Interim Report of Hypothekenbank in Essen AG as of
June 30, 2007" » more

CREDIT RESEARCH
Last update: Jan 2008
» overview

SEC 28 PfandBG
Last update: Sep 2007
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

NOTICE pursuant to Section 6.2 of the
Corporate Governance Code
» more (PDF)

COMPANY
» Corporate Governance Code

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

Hypothekenbank in Essen Aktiengesellschaft

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Investor Relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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CREDIT RESEARCH
Last update: Jan 2008
» overview

SEC 28 PfandBG
Last update: Sep 2007
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

NOTICE pursuant to Section 6.2 of the
Corporate Governance Code
» more (PDF)

COMPANY
» Corporate Governance Code

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

Investor Relations - Essen Hyp: Key competence in capital market business

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ESSEN HYP

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Investor Relations

Ratings and Analyses (as of: February 14, 2008)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aaa	AAA
Long-term counterparty rating	A	A1	A
	(outlook stable)	(outlook stable)	(outlook stable)
Short-term counterparty rating	A-1	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A	A1	not rated
- Subordinated Debt	A-	A2	not rated
Commercial Paper Program	A-1	P-1	not rated
Financial Strength	not rated	C-	C

Rating Reports

▷ Standard & Poor's   Bank Credit Report as of June 13, 2007

▷ Moody's   Credit Opinion as of May 18, 2007
        Rating Action as of May 14, 2007

▷ Fitch Ratings   Credit Update as of November 06, 2007

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CREDIT RESEARCH
Last update: Jan 2008
» overview

SEC 28 PfandBG
Last update: Sep 2007
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

NOTICE pursuant to Section 6.2 of the
Corporate Governance Code
» more (PDF)

COMPANY
» Corporate Governance Code

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

Investor relations - Ratings and Analyses

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Financial Reports

Annual Reports / Interim Reports
On this site you will find all the relevant facts and figures of the
Hypothekenbank in Essen AG. Our annual reports include, for instance, the
balance sheet, the profit and loss account and the operating result of the
corresponding year. You will also find the management report with much
additional information concerning the general economic situation, the bank, its
work and its projects. For current information please refer to our Interim
Reports of the present year.

◊ Annual Report 2006 (English version) pdf
◊ Press Release Annual Report 2006 (English version) pdf

◊ Annual Report 2005 (English version) pdf
◊ Press Release Annual Report 2005 (English version) pdf

◊ Annual Report 2004 (English version) pdf
◊ Press Release Annual Report 2004 (English version) pdf

◊ Annual Report 2003 (English version) pdf
◊ Press Release Annual Report 2003 (English version) pdf

◊ Annual Report 2002 (English version) pdf
◊ Press Release Annual Report (English version) pdf

◊ Annual Report 2001 (English version) pdf
◊ Press Release Annual Report (English version) pdf

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CREDIT RESEARCH
Last update: Jan 2008
» **overview**

SEC 28 PfandBG
Last update: Sep 2007
» **Sec. 28 (1) (1-3) PfandBG**
» **Sec. 28 (2) (1a) PfandBG**
» **Sec. 28 (2) (1b,c) PfandBG**
» **Sec. 28 (2) (2) PfandBG**
» **Sec. 28 (3) (1) PfandBG**
» **Sec. 28 (3) (2) PfandBG**
» **Archive**

BONDS & NOTES
» **Medium Term Notes in € (EMTN)**
» **Medium Term Notes in A$ (AMTN)**

NOTICE pursuant to Section 6.2 of the
Corporate Governance Code
» **more (PDF)**

COMPANY
» **Corporate Governance Code**

INTERNATIONAL REAL ESTATE FINANCE:
» **Europe and North America**

Financial Reports

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ESSEN HYP

Financial

Reports Financial Calendar 2008

Key Dates 2008

March 13, 2008	Annual General Meeting and (Supervisory Board) Meeting on the 2007 Annual Accounts
May 2008	Publication of the English version of our 2007 Annual Report
Mid-August 2008	Interim Report as of June 30, 2008
Mid-November 2008	Interim Report as of September 30, 2008

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CREDIT RESEARCH
Last update: Jan 2008
» **overview**

SEC 28 PfandBG
Last update: Sep 2007
» **Sec. 28 (1) (1-3) PfandBG**
» **Sec. 28 (2) (1a) PfandBG**
» **Sec. 28 (2) (1b,c) PfandBG**
» **Sec. 28 (2) (2) PfandBG**
» **Sec. 28 (3) (1) PfandBG**
» **Sec. 28 (3) (2) PfandBG**
» **Archive**

BONDS & NOTES
» **Medium Term Notes in € (EMTN)**
» **Medium Term Notes in A$ (AMTN)**

NOTICE pursuant to Section 6.2 of the
Corporate Governance Code
» **more (PDF)**

COMPANY
» **Corporate Governance Code**

INTERNATIONAL REAL ESTATE FINANCE:
» **Europe and North America**

19.02.2008

Financial Calendar

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These items are available:

- [ ] Annual Report 2006 English (Download as PDF)
- [ ] Annual Report 2006 German (Download as PDF)

- [ ] Annual Report 2005 English (Download as PDF)
- [ ] Annual Report 2005 German (Download as PDF)

- [ ] Annual Report 2004 English (Download as PDF)
- [ ] Annual Report 2004 German (Download as PDF)

- [ ] Annual Report 2003 English (Download as PDF)
- [ ] Annual Report 2003 German (Download as PDF)

- [ ] Annual Report 2002 English (Download as PDF)
- [ ] Annual Report 2002 German (Download as PDF)

- [ ] Annual Report 2001 English (Download as PDF)
- [ ] Annual Report 2001 German (Download as PDF)

- [ ] Annual Report 2000 English (Download as PDF)
- [ ] Annual Report 2000 German (Download as PDF)

(Download Acrobat Reader ®)
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CREDIT RESEARCH
Last update: Jan 2008
» overview

SEC 28 PfandBG
Last update: Sep 2007
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

NOTICE pursuant to Section 6.2 of the
Corporate Governance Code
» more (PDF)

COMPANY
» Corporate Governance Code

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

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Credit Research

Overview

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CREDIT RESEARCH
Last update: Jan 2008
» overview

Pfandbrief Act

▷ Sec. 28 (1) (1-3) PfandBG
▷ Sec. 28 (2) (1a) PfandBG
▷ Sec. 28 (2) (1b,c) PfandBG
▷ Sec. 28 (2) (2) PfandBG
▷ Sec. 28 (3) (1) PfandBG
▷ Sec. 28 (3) (2) PfandBG
▷ Archive

SEC 28 PfandBG
Last update: Sep 2007
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

Public-sector Loans

Breakdown of public-sector cover pool
▷ by rating
▷ by borrowers and regions
▷ by countries
▷ by risk weighting

Cover pool at market value
▷ Development/ Stress scenario

▷ Surplus cover

Breakdown of new lending commitments
▷ by rating
▷ by borrowers and regions
▷ by countries
▷ by risk weighting

Risk Management

▷ Risk Report (PDF)

Non-cover Loans

Breakdown of non-cover loans (public-sector)
▷ by rating
▷ by borrowers
▷ by countries
▷ by risk weighting

Breakdown of new lending commitments (public-sector)
▷ by rating
▷ by borrowers
▷ by countries
▷ by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio
▷ Domestic loans by type of property, region and LTV
▷ Foreign loans by type of property, country and LTV

Cover pool at market value
▷ Development/ Stress scenario

▷ Surplus cover

Breakdown of non-cover loans

BONDS & NOTES
» **Medium Term Notes in € (EMTN)**
» **Medium Term Notes in A$ (AMTN)**

NOTICE pursuant to Section 6.2 of the Corporate Governance Code
» **more (PDF)**

COMPANY
» **Corporate Governance Code**

INTERNATIONAL REAL ESTATE FINANCE:
» **Europe and North America**

Hypothekenbank in Essen Aktiengesellschaft

▷ risk report (VaR)
▷ Value at risk
▷ Worst case scenario
▷ Grundsatz I
▷ Grundsatz II

▷ **Derivatives**

▷ Counterparty ratings
▷ Yield curve distribution

▷ **Ratings**

▷ Overview of ratings

▷ **Code of Conduct**

▷ Outline

▷ Loans with a L T V > 60%

Breakdown of new lending commitments
▷ Domestic loans by type of property, region and LTV
▷ Foreign loans by type of property, country and LTV

Rated by IFR Crystal Clear

All figures are updated periodically (see overview of updates). Information contained herein is subject to completion and amendment. It should not be relied upon as a basis for investment decisions. EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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Credit Research

Overview of updates

Subject	Update period	Last update
Pfandbrief Act		
Section 28 (1) (1-3) PfandBG	quarterly	09.2007
Section 28 (2) (1a) PfandBG	quarterly	09.2007
Section 28 (2) (1b,c) PfandBG	quarterly	09.2007
Section 28 (2) (2) PfandBG	quarterly	09.2007
Section 28 (3) (1) PfandBG	quarterly	09.2007
Section 28 (3) (2) PfandBG	quarterly	09.2007
Archive	quarterly	06.2007
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	01.2008
by borrowers and regions	monthly	01.2008
by countries	monthly	01.2008
by risk weighting	monthly	01.2008
Cover pool at market value		
Development/ Stress scenario	monthly	01.2008
Surplus cover	monthly	01.2008
Breakdown of new lending commitments		
by rating	monthly	01.2008
by borrowers and regions	monthly	01.2008
by countries	monthly	01.2008

Credit Research: Overview Updates

by risk weighting	monthly	01.2008
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	01.2008
by borrowers and regions	monthly	01.2008
by countries	monthly	01.2008
by risk weighting	monthly	01.2008
Breakdown of new lending commitments		
by rating	monthly	01.2008
by borrowers and regions	monthly	01.2008
by countries	monthly	01.2008
by risk weighting	monthly	01.2008
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	12.2007
foreign loans by type of property, country and LTV	quarterly	12.2007
Cover pool at market value		
Development/ Stress scenario	monthly	01.2008
Surplus cover	monthly	01.2008
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	01.2008
Breakdown of new lending commitments		
domestic loans by type of property, region and LTV	quarterly	12.2007
foreign loans by type of property, country and LTV	quarterly	12.2007
Derivatives		
Counterparty ratings	monthly	01.2008
Yield curve distribution	monthly	01.2008
Risk Management		
Value-at-risk	monthly	01.2008

Credit Research: Overview Updates

····· ·· ···	·······y	··········
Worst-case scenario	monthly	01.2008
Grundsatz I	monthly	01.2008
Grundsatz II	monthly	01.2008

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Pfandbrief Act

Section 28 (1) (1-3) PfandBG

a) Total amount outstanding

in EUR m

	Nominal value		Present value		Risk-adjusted present value	
	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Mortgage Pfandbriefe	5,709.7	5,300.0	5,606.7	5,300.1	5,406.5	5,133.8
Cover assets	6,016.6	5,485.3	5,995.5	5,638.6	5,665.4	5,284.6
of which: derivatives	-	-	-	-	-	-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	1,010.6	1,054.3	1,012.8	1,278.0	894.5	1,119.3
of which: further cover assets	-	-	-	-	-	-
deduction: currency scenario	-	-	-	-	23.3	-
Surplus cover	306.9	185.3	388.8	338.5	235.6	150.8

Supplementary to a): Maturity structure (remaining time to maturity)

in EUR m

	Sep 30, 2007				Sep 30, 2006			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 years	>1 year <=5 years	>5 years <=10 years	>10 years
Mortgage Pfandbriefe	1,101.6	2,670.5	1,588.1	349.5	1,394.2	2,435.5	1,252.8	217.5
Cover assets	398.3	1,435.3	2,754.1	1,428.9	532.5	898.2	2,883.8	1,170.8
of which: additional cover*	0.7	3.2	4.8	1,001.9	102.3	-	137.0	815.0

b) Total amount outstanding

in EUR m

	Nominal value	Present value	Risk-adjusted present value

Hypothekenbank in Essen Aktiengesellschaft

b) Total amount outstanding	Nominal value		Present value		risk-adjusted present value	
	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Public-sector Pfandbriefe / liabilities derivates	65,706.4	68,408.4	64,151.1	67,724.9	62,575.8	66,051.0
of which: derivatives	19.9	-	19.9	-	28.2	-
of which: derivatives (%)	-	-	-	-	-	-
Cover assets	67,827.0	70,812.4	67,654.2	72,575.3	65,648.2	69,895.7
of which: derivatives	-	-	-	-	-	-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	6,531.9	5,317.1	6,134.8	5,051.2	6,043.3	4,938.9
of which: further cover assets	-	-	-	-	-	-
deduction: currency scenario	-	-	-	-	108.1	46.4
Surplus cover	2,120.6	2,404.0	3,503.1	4,850.4	2,964.3	3,798.3

in EUR m

Supplementary to b): Maturity structure (remaning time to maturity)

	Sep 30, 2007				Sep 30, 2006			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years
Public-sector Pfandbriefe / liabilities derivates	16,184.6	38,578.5	7,763.5	3,179.8	16,389.9	43,337.2	6,201.8	2,479.5
of which: derivatives	-	19.9	-	-	-	-	-	-
Cover assets	11,367.8	25,781.6	22,582.1	8,098.5	10,776.0	28,241.5	21,571.4	10,223.5
of which: additional cover*	-	1,760.1	4,177.8	594.0	-	875.1	3,849.7	592.3
of which: further cover assets	-	-	-	-	-	-	-	-

*securities issued by other borrowers

The calculation of the risk-adjusted present value is based on the dynamic approach.

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Pfandbrief Act

\>Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with
Section 28 (2) (1a) of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

in EUR m

	Sep 30, 2007	Sep 30, 2006
<= € 300,000	3,844.2	3,228.6
> € 300,000 - € 5,000,000	378.1	394.6
> € 5,000,000	783.7	807.8
Total amount	**5,006.0**	**4,431.0**

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Hypothekenbank in Essen Aktiengesellschaft

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Pfandbrief Act

Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

in EUR m

| | Mortgage loans serving as cover | | | |
| | Sep 30, 2007 | | Sep 30, 2006 | |
	Commercial	Residential	Commercial	Residential
Germany				
Condominiums	-	796.4	-	649.1
Detached and semi-detached houses	-	2,882.4	-	2,460.4
Apartment buildings	-	409.5	-	391.9
Office	276.7	-	360.5	-
Retail	236.7	-	247.8	-
Industrial	54.1	-	54.9	-
Other commercial properties	95.4	-	78.2	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Germany	**662.9**	**4,088.3**	**741.4**	**3,501.4**

in EUR m

| | Mortgage loans serving as cover | | | |
| | Sep 30, 2007 | | Sep 30, 2006 | |
	Commercial	Residential	Commercial	Residential
England				
Condominiums	-	0.0	-	0.0

in EUR m

| | Mortgage loans serving as cover | | | |
| | Sep 30, 2007 | | Sep 30, 2006 | |
	Commercial	Residential	Commercial	Residential
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Office	75.2	-	77.4	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total England	**75.2**	**0.0**	**77.4**	**0.0**

in EUR m

| | Mortgage loans serving as cover | | | |
| | Sep 30, 2007 | | Sep 30, 2006 | |
	Commercial	Residential	Commercial	Residential
Belgium				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.5	-	0.5
Office	0.0	-	0.0	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Belgium	**0.0**	**0.5**	**0.0**	**0.5**

| | Mortgage loans serving as cover | | | |
| | Sep 30, 2007 | | Sep 30, 2006 | |
	Commercial	Residential	Commercial	Residential
France				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0

Hypothekenbank in Essen Aktiengesellschaft

	Commercial	Residential	Commercial	Residential
Office	32.2	-	42.2	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	19.0	-	19.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total France	**51.2**	**0.0**	**61.2**	**0.0**

in EUR m

Mortgage loans serving as cover

	Sep 30, 2007		Sep 30, 2006	
	Commercial	Residential	Commercial	Residential
The Netherlands				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Office	40.3	-	49.1	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total The Netherlands	**40.3**	**0.0**	**49.1**	**0.0**

in EUR m

Mortgage loans serving as cover

	Sep 30, 2007		Sep 30, 2006	
	Commercial	Residential	Commercial	Residential
Switzerland				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Office	87.5	-	0.0	-
Retail	0.0	-	0.0	-
.	-	-	-	-

Hypothekenbank in Essen Aktiengesellschaft

Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Switzerland	**87.5**	**0.0**	**0.0**	**0.0**
Total	917.1	4,088.8	929.1	3,501.9

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Pfandbrief Act

Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly.

in EUR m

Total amount of payments in arrears for more than 90 days	**Sep 30, 2007**	**Sep 30, 2006**
Germany	0.0	0.0
Total	**0.0**	**0.0**

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Pfandbrief Act

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with Section 28 (3) (1) PfandBG).

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Austria		
Government	0.0	0.0
Regional authorities	127.0	0.0
Local authorities	0.0	0.0
Other borrowers	1,897.3	1,383.2
Total	**2,024.3**	**1,383.2**

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Belgium		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	115.0	90.0
Total	**115.0**	**90.0**

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Canada		
Government	0.0	0.0

Hypothekenbank in Essen Aktiengesellschaft

	Sep 30, 2007	Sep 30, 2006
regional authorities	450.9	455.4
Local authorities	0.0	0.0
Other borrowers	434.0	176.5
Total	**884.9**	**631.9**

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Cyprus		
Government	99.5	99.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**99.5**	**99.5**

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Czech Republic		
Government	125.5	238.0
Regional authorities	0.0	0.0
Local authorities	0.0	49.1
Other borrowers	0.0	11.8
Total	**125.5**	**298.9**

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Denmark		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	271.5	231.0
Total	**271.5**	**231.0**

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006

Finland

Hypothekenbank in Essen Aktiengesellschaft

....

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	0.0	447.8
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	99.0	169.0
Total	**99.0**	**616.8**

France

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	2.5	2.5
Regional authorities	0.0	0.0
Local authorities	9.2	12.3
Other borrowers	1,103.5	1,045.0
Total	**1,115.2**	**1,059.8**

Germany

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	1,392.1	2,907.2
Regional authorities	25,713.1	27,352.3
Local authorities	2,478.8	2,410.9
Other borrowers	18,543.0	18,490.8
Total	**48,127.0**	**51,161.2**

Great Britain

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	204.2	41.3
Other borrowers	929.7	794.8
Total	**1,133.9**	**836.1**

Assets serving as cover in EUR m

Greece

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	792.5	827.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	35.0	35.0
Total	**827.5**	**862.5**

Hungary

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	218.2	546.2
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	50.0	50.0
Total	**268.2**	**596.2**

Iceland

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	216.0	254.5
Total	**216.0**	**254.5**

Ireland

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	271.7	165.0
Total	**271.7**	**165.0**

Italy

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	1,275.6	2,225.0
Regional authorities	800.9	1,008.3
Local authorities	290.7	344.9
Other borrowers	97.8	10.0
Total	**2,465.0**	**3,588.2**

Japan

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	6.1	0.0
Regional authorities	87.0	87.0
Local authorities	67.3	0.0
Other borrowers	0.0	0.0
Total	**160.4**	**87.0**

Latvia

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	0.0	45.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**0.0**	**45.0**

Lithunia

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	0.0	39.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0

Hypothekenbank in Essen Aktiengesellschaft

Seite 6 von 9

Total		

| | Assets serving as cover in EUR m | |
| | Sep 30, 2007 | Sep 30, 2006 |

Luxembourg

	Sep 30, 2007	Sep 30, 2006
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	201.2	144.5
Total	**201.2**	**144.5**

| | Assets serving as cover in EUR m | |
| | Sep 30, 2007 | Sep 30, 2006 |

Norway

	Sep 30, 2007	Sep 30, 2006
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	192.5	95.0
Total	**192.5**	**95.0**

| | Assets serving as cover in EUR m | |
| | Sep 30, 2007 | Sep 30, 2006 |

Poland

	Sep 30, 2007	Sep 30, 2006
Government	512.8	516.4
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**512.8**	**516.4**

| | Assets serving as cover in EUR m | |
| | Sep 30, 2007 | Sep 30, 2006 |

Portugal

	Sep 30, 2007	Sep 30, 2006
Government	1,000.0	1,082.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0

	Sep 30, 2007	Sep 30, 2006
Other borrowers	0.0	0.0
Total	**1,000.0**	**1,082.0**

Assets serving as cover in EUR m

	Sep 30, 2007	Sep 30, 2006
Slovak Republic		
Government	212.5	297.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**212.5**	**297.5**

Assets serving as cover in EUR m

	Sep 30, 2007	Sep 30, 2006
Slovenia		
Government	142.9	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**142.9**	**0.0**

Assets serving as cover in EUR m

	Sep 30, 2007	Sep 30, 2006
Spain		
Government	0.0	0.0
Regional authorities	1,819.2	2,053.4
Local authorities	10.0	10.0
Other borrowers	1,653.5	2,036.8
Total	**3,482.7**	**4,100.2**

Assets serving as cover in EUR m

	Sep 30, 2007	Sep 30, 2006
Sweden		
Government	0.0	0.0
Regional authorities	0.0	0.0

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Local authorities	263.3	270.5
Other borrowers	40.0	0.0
Total	**303.3**	**270.5**

Switzerland

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	0.0	0.0
Regional authorities	313.2	214.1
Local authorities	81.9	54.2
Other borrowers	375.2	150.0
Total	**770.3**	**418.3**

The Netherlands

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	93.8	1.9
Other borrowers	417.0	467.0
Total	**510.8**	**468.9**

United Staates

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	275.5	83.0
Regional authorities	343.9	278.0
Local authorities	953.5	634.4
Other borrowers	667.3	377.9
Total	**2,240.2**	**1,373.3**

Others

	Assets serving as cover in EUR m	
	Sep 30, 2007	Sep 30, 2006
Government	0.0	0.0

Hypothekenbank in Essen Aktiengesellschaft

Regional authorities	0.0
Local authorities	0.0
Other borrowers	53.2
Total	**53.2**

Total amount	**67,827.0**	**70,812.4**

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Pfandbrief Act

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly (Section 28 (3) (2) PfandBG).

Total amount of payments in arrears for more than 90 days in EUR m

	Sep 30, 2007	Sep 30, 2006
Country		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**0.0**	**0.0**

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Pfandbrief Act

Archive

This is where we file the quarterly information which we publish in accordance with Section 28 of the German Pfandbrief Act (PfandBG). Accordingly, investors can compare the current data to the figures from the previous quarters.

September 30, 2007
◊ Sec. 28 (1) (1-3) PfandBG
◊ Sec. 28 (2) (1a) PfandBG
◊ Sec. 28 (2) (1b,c) PfandBG
◊ Sec. 28 (2) (2) PfandBG
◊ Sec. 28 (3) (1) PfandBG
◊ Sec. 28 (3) (2) PfandBG

June 30, 2007
◊ Sec. 28 (1) (1-3) PfandBG
◊ Sec. 28 (2) (1a) PfandBG
◊ Sec. 28 (2) (1b,c) PfandBG
◊ Sec. 28 (2) (2) PfandBG
◊ Sec. 28 (3) (1) PfandBG
◊ Sec. 28 (3) (2) PfandBG

March 31, 2007
◊ Sec. 28 (1) (1-3) PfandBG
◊ Sec. 28 (2) (1a) PfandBG
◊ Sec. 28 (2) (1b,c) PfandBG
◊ Sec. 28 (2) (2) PfandBG
◊ Sec. 28 (3) (1) PfandBG
◊ Sec. 28 (3) (2) PfandBG

December 31, 2006
◊ Sec. 28 (1) (1-3) PfandBG
◊ Sec. 28 (2) (1a) PfandBG
◊ Sec. 28 (2) (1b,c) PfandBG
◊ Sec. 28 (2) (2) PfandBG
◊ Sec. 28 (3) (1) PfandBG

Credit Research - Pfandbrief Act - Archiv

> Sec. 28 (3) (2) PfandBG

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Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch   31.01.2008

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	19,398	30.06
AA+ / Aa1 / AA+	7,529	11.67
AA / Aa2 / AA	5,303	8.22
AA- / Aa3 / AA-	12,343	19.13
A+ / A1 / A+	4,404	6.83
A / A2/ A	3,022	4.68
A- / A3 / A-	1,152	1.79
BBB+ / Baa1 / BBB+	555	0.86
BBB / Baa2 / BBB	91	0.14
Without rating *	10,724	16.62
Total	**64,521**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	5,975	9.26
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	3,760	5.83
Loans within the EU (public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU	724	1.12

Public-sector loans Breakdown of cover pool by rating

member states and EU institutions.

	...	...
Others	265	0.41
Total	**10,724**	**16.62**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 64,521 m

31.01.2008

Information as permitted
by banking confidentiality.

Please click on the different parts of the pie chart for further information.



Credit institutions
governed by public
law and savings
banks

Foreign territorial authorities
and institutions governed
by public law

13.33%

6.04%

30.43%

11.13%

39.07%

Public-sector credit
institutions with
special tasks
(risk weighting of 0)

Towns and
municipalities,
municipal special
purpose associations,
non-profit organizations
and loans guaranteed
by municipal authorities

The German Federal
Government, the Federal
Governments Special Fund
and the German Federal
States (Länder)

by borrowers	in Euro m	in %
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)	25,211	39.07
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	3,900	6.04

Public-sector loans Breakdown of cover pool by borrowers and regions

Public-sector credit institutions with special tasks (risk weighting of 0)	7,178	11.13
Credit institutions governed by public law and savings banks	8,600	13.33
Foreign territorial authorities and institutions governed by public law	19,632	30.43
Total	**64,521**	**100.00**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 64,521

Information as permitted
by banking confidentiality.

31.01.2008

	in Euro m
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	
Federal Government of Germany	0
Federal Government's Special Fund	382
Laender (individual German Federal States)	24,829
Total	**25,211**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 64,521 m

Information as permitted
by banking confidentiality.

31.01.2008

**Towns and municipalities, municipal special purpose associations, non-profit organizations and
loans guaranteed by municipal authorities**

	in Euro m
Baden-Wuerttemberg	249
Bavaria	124
Berlin	0
Brandenburg	0
Bremen	20
Hamburg	516
Hesse	290
ower Saxony	816
Mecklenburg-Western Pomerania	24
North Rhine-Westphalia	1,285
Rhineland-Palatinate	112
Saarland	76
Saxony	8
Saxony-Anhalt	1
Schleswig-Holstein	363
Thuringia	16

Public-sector loans Breakdown of cover pool by borrowers and regions

Total

3,900

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 64,521 m

Information as permitted
by banking confidentiality.

31.01.2008

	in Euro m
Public-sector credit institutions with special tasks (risk weighting of 0)	
special public sector banks (solva 0)	7,178
Total	**7,178**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 64,521 m

Information as permitted by banking confidentiality.	31.01.2008

	in Euro m
Credit institutions governed by public law and savings banks	
Public-sector banks/ financial institution	3,876

	in Euro m
Savings banks in	
Baden-Wuerttemberg	1,059
Bavaria	55
Bremen	35
Hamburg	105
Hesse	217
Lower Saxony	507
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	2,182
Rhineland-Palatinate	101
Saarland	0
Saxony	25
Schleswig-Holstein	380
Mortgage loans guaranteed by the public-sector	3
Total	**8,600**

Public-sector loans Breakdown of cover pool by borrowers and regions

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 64,521 m

Information as permitted
by banking confidentiality.

31.01.2008

Loans within EU	**in Euro m**
Public-sector banks in EU member states	5,691
EU member states	4,373
EU regional governments	2,704
EU member states, cities and municipalities	926
Loans guaranteed by EU member states	1,178
EU institutions	24
Subtotal	14,896

Other Foreign Loans	**in Euro m**
Public-sector banks	1,441
States	332
Regional governments	1,404
cities and municipalities	1,120
Loans guaranteed by foreign states	439
Subtotal	4,736
Total	**19,632**

Public-sector loans Breakdown of cover pool by borrowers and regions - Loans within the EU

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Public-sector loans

Breakdown of cover pool by countries

31.01.2008

by countries	in Euro m	in %
Austria	2,311	3.58
Belgium	365	0.57
Canada	865	1.34
Cyprus	100	0.15
Czech Republic	107	0.17
Denmark	256	0.40
Finland	99	0.15
France	1,115	1.73
Germany	44,890	69.56
Great Britain	696	1.08
Greece	778	1.21
Hungary	282	0.44
Iceland	213	0.33
Ireland	272	0.42
Italy	2,104	3.26
Latvia	0	0.00
Lithunia	0	0.00
Luxembourg	144	0.22
Norway	193	0.30
· · ·	· ·	· ·

Public-sector loans Breakdown of cover pool by countries

Poland	534	0.83
Portugal	1,000	1.55
Slovak Republic	212	0.33
Slovenia	167	0.26
Spain	3,556	5.51
Sweden	296	0.46
Switzerland	779	1.21
The Netherlands	506	0.78
The United States	2,439	3.78
Others	242	0.38
Total	**64,521**	**100.00**

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Public-sector loans

Breakdown of cover pool by risk weighting

Risk weighting	in Euro m	31.01.2008 in %
0%	44,484	68.94
10%	410	0.64
20%	19,627	30.42
100%	0	0.00
Total	**64,521**	**100.00**

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Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)			
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields
31.01.2008	64,956.74	61,651.48	3,305.26	5.36	2,708.51	4.50	3,749.25	5.93
31.12.2007	65,872.00	62,641.74	3,230.26	5.16	2,638.02	4.31	3,670.12	5.72
30.11.2007	66,808.94	63,616.70	3,192.24	5.02	2,590.11	4.17	3,659.73	5.61
31.10.2007	66,969.22	64,113.48	2,855.74	4.45	2,296.92	3.67	3,279.61	4.99
30.09.2007	67,654.23	64,151.12	3,503.11	5.46	2,964.39	4.74	3,966.92	6.03
31.08.2007	68,807.74	65,364.84	3,442.90	5.27	2,970.09	4.66	3,763.91	5.61
31.07.2007	68,776.54	65,138.57	3,637.97	5.58	3,167.10	4.99	4,065.11	6.08
30.06.2007	72,309.82	68,660.80	3,649.02	5.31	3,060.67	4.57	4,250.65	6.04
31.05.2007	74,202.07	70,467.98	3,734.09	5.30	3,130.11	4.55	4,378.30	6.06
30.04.2007	74,658.88	71,025.80	3,633.08	5.12	3,088.26	4.46	4,236.12	5.81
31.03.2007	75,574.62	71,350.59	4,224.03	5.92	3,694.72	5.31	4,802.82	6.56
28.02.2007	75,841.21	71,655.45	4,185.76	5.84	3,511.98	5.03	4,933.20	6.70
31.01.2007	76,499.57	72,813.67	3,685.90	5.06	2,947.21	4.15	4,483.12	6.00

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Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/01/2008	62,382.30	64,521.50	2,139.20	3.40	80.50	0.10	3.10
31/12/2007	64,061.15	66,105.07	2,043.92	3.20	103.40	0.20	3.40
30/11/2007	64,865.76	66,775.63	1,909.87	2.90	53.90	0.10	3.00
31/10/2007	65,560.74	67,068.82	1,508.08	2.30	52.40	0.10	2.40
30/09/2007	66,230.50	68,340.88	2,110.38	3.20	57.10	0.10	3.30
31/08/2007	66,934.00	69,026.33	2,092.33	3.10	135.20	0.20	3.30
31/07/2007	67,010.28	69,184.24	2,173.96	3.20	265.30	0.40	3.60
30/06/2007	70,720.91	72,918.70	2,197.79	3.10	905.80	1.30	4.40
31/05/2007	72,307.15	74,433.62	2,126.47	2.90	423.00	0.6	3.50
30/04/2007	72,921.37	74,773.94	1,852.57	2.50	755.30	1.0	3.50
31/03/2007	72,717.31	75,174.61	2,457.30	3.40	300.90	0.40	3.80
28/02/2007	73,061.94	75,185.79	2,123.85	2.90	279.10	0.4	3.3
31/01/2007	74,397.23	76,062.10	1,664.87	2.2	336.40	0.5	2.7

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans Breakdown of cover pool Surplus cover



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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch   31.01.2008

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	0	0.00
AA- / Aa3 / AA-	0	0.00
A+ / A1 / A+	0	0.00
A / A2/ A	0	0.00
A- / A3 / A-	0	0.00
BBB+ / Baa1 / BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without rating *	11	100.00
Total	**11**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	0	0.00
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	11	0.00
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	0	0.00
Others	0	0.00
Total	**11**	**100.00**

Public-sector loans - Breakdown of new lending commitments

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

**Information as permitted
by banking confidentiality.**

31.01.2008

Please click on the different parts of the pie chart for further information.



Credit institutions
governed by public
law and savings
banks
0.00%

Towns and municipalities, municipal
special purpose associations,
non-profit organizations and loans
guaranteed by municipal
100% authorities

The German Federal
Government, the Federal
Governments Special
Fund and the German
Federal States (Länder)

Public-sector credit
institutions with special
tasks (risk weighting of 0)
0.00%

0.00%
Foreign territorial
authorities and
institutions governed
by public law

0.00%

by borrowers	in Euro m	in %
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	0	0.00
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	11	100.00
Public-sector credit institutions with special tasks (risk weighting of 0)	0	0.00
Credit institutions governed by public law and savings banks	0	0.00

Public-sector loans - Breakdown of new lending commitments

~~~~ ~~~~~~~~~~~ ~~~~~~~~ ~~ ~~~~~ ~~~ ~~~ ~~~~~~~ ~~~~~~   )   ;.;;

Foreign territorial authorities and institutions governed by public law   0   0.00

Total   **11**   **100.00**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

**Information as permitted
by banking confidentiality.**

31.01.2008

in Euro m

The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	0
Federal Government of Germany	0
Federal Government's Special Fund	0
Laender (individual German Federal States)	0
Total	0

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

**Information as permitted
by banking confidentiality.**

31.01.2008

in Euro m

Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	
Baden-Wuerttemberg	2
Bavaria	0
Berlin	0
Brandenburg	0
Bremen	0
Hamburg	0
Hesse	0
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	9
Rhineland-Palatinate	0
Saarland	0
Saxony	0
Saxony-Anhalt	.
Schleswig-Holstein	0
Thuringia	0
Total	11

Public-sector loans Breakdown of new lending commitments by borrowers and regions - cities

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

**Information as permitted
by banking confidentiality.**

31.01.2008

in Euro m

Public-sector credit institutions with special tasks (risk weighting of 0)   0

special public sector banks (solva 0)   0

Total

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Public-sector loans

Breakdown of new lending commitments by borrowers and regions

**Information as permitted
by banking confidentiality.** **31.01.2008**

	in Euro m
Credit institutions governed by public law and savings banks	
Public-sector banks and Private banks/ financial institution	0

	in Euro m
Savings banks in	
Baden-Wuerttemberg	0
Bremen	0
Bavaria	0
Hamburg	0
Hesse	0
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	0
Rhineland-Palatinate	0
Saxony	0
Schleswig-Holstein	0
Total	0

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Public-sector loans - Breakdown of new lending commitments

ESSEN HYP

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

31.01.2008

Loans within EU	in Euro m
Public-sector banks in EU member states	0
EU member states	0
EU regional governments	0
EU member states, cities and municipalities	0
Loans guaranteed by EU member states	0
EU institutions	0
Subtotal	0

Other Foreign Loans	in Euro m
Public-sector banks	0
States	0
Regional governments	0
Foreign member states, cities and municipalities	0
Loans guaranteed by foreign states	0
Subtotal	0
Total	**0**

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Public-sector loans - Breakdown of new lending commitments

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Public-sector loans - Breakdown of new lending commitments

by countries

31.01.2008

by countries	in Euro m	in %
Austria	0	0.00
Belgium	0	0.00
Canada	0	0.00
Cyprus	0	0.00
Czech Republic	0	0.00
Denmark	0	0.00
Estonia	0	0.00
Finland	0	0.00
France	0	0.00
Great Britain	0	0.00
Germany	11	100.00
Greece	0	0.00
Hungary	0	0.00
Iceland	0	0.00
Ireland	0	0.00
Italy	0	0.00
Latvia	0	0.00
Lithunia	0	0.00
Luxembourg	0	0.00

Public-sector loans - Breakdown of new lending commitments

Norway	0	0.00
Poland	0	0.00
Portugal	0	0.00
Slovak Republic	0	0.00
Slovenia	0	0.00
Spain	0	0.00
Sweden	0	0.00
Switzerland	0	0.00
The Netherlands	0	0.00
The United States	0	0.00
Others	0	0.00
Total	**11**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by risk weighting

31.01.2008

Risk weighting	in Euro m	in %
0%	11	100.00
10%	0	0.00
20%	0	0.00
Total	**11**	**100.00**

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66

Risk Report

Fundamental principles

Concept and goals of risk management

Risk is an integral part of all entrepreneurial activity and involves a danger that corporate goals may not be attained due to internal and/or external events or actions or decisions, or that indeed the continuation of the company as a going concern may be jeopardized. Only conscious and target oriented risk management procedures enable Hypothekenbank in Essen AG optimally to attain its overall banking goals. Furthermore, we ensure comprehensive risk management in order to meet the expectations and requirements of our parent company, our investors and capital market partners, rating agencies and the regulatory authorities. We consider risk management to be the entire set of all organizational regulations and measures for the identification of risk and the conscious and target oriented treatment of such risk. A comprehensive system for risk identification, early warning, evaluation (analysis and assessment),

The risk management system at Hypothekenbank in Essen AG

Early warning system	Risk management		Risk controlling
Indicators: e.g. credit business Within and/or outside the rating system	Measurement and evaluation of the main risks also diversification effects/portfolio level, e.g. credit risk model	Limitation of individual risks and overall risk Implementation of measures, e.g. transfer of credit risk	Monitoring and communication of individual risks, overall risk and compliance with the credit risk strategy Reporting Suggestions for action

| Risk identification | Risk measurement | Risk management | Risk control |

active	passive
Risk avoidance Risk reduction/ limitation Risk transfer Risk diversification	Risk underwriting

control and monitoring within the scope of a risk management system is therefore an integral part of Essen Hyp's business processes.

Our risk management system is oriented on the business and credit risk strategy and therefore on the bank's corporate goals and constitutes a supplement to our strategic and operational planning. Its function is, in particular, assuring the bank's existence and its future success.
The concept of risk represents the danger that actual results will be different from those expected. It can therefore be described as a probability distribution in which both positive and negative variances take place around an expected value. A positive variance is described as an opportunity, whereas a negative variance is considered to be a threat.

Risk categories
Market risk. The term market risk generally comprises all risks involving unfavorable developments in the money and capital markets. Such risks result from the fluctuation of market prices (interest rates, foreign currencies) as well as other price affecting parameters (volatilities, credit spreads). Essen Hyp subdivides market risk into general market risk,

Risk categories

Market risk	Credit risk	Liquidity risk	Operational risk	Other risk
• Interest rate risk	• Default and credit quality risk	• Market liquidity risk	• Processing risk	• Business risk
• Currency risk		• Funding risk	• System risk	• Strategic risk
• Volatility risk	• Concentration and cluster risk		• Personnel risk	• Reputational risk
• Credit spread risk	• Country risk		• External event risk	• Real estate and property risk
• Trading book risk	• Settlement risk		• Legal risk	• Participation and equity holding risk
	• Advance payment risk		• Outsourcing risk	
	• Replacement risk			• Risk relating to conditions not in line with the market
	• Performance risk			
	• Cover pool risk			

68

which includes interest rate risk, currency risk and volatility risk, and specific market risk, which includes credit spread risk.

Credit risk. Credit risk involves the danger that unexpected losses may result from a full or partial default and/or an increase in the expected default probability of borrowers (deterioration of credit-worthiness). While default risk defines the danger that a borrower may not at all or only partially make contractually agreed upon principal or interest payments, credit quality risk is the danger of a deterioration in a borrower's creditworthiness. In addition, credit risk also comprises concentration and cluster risk, country risk and counterparty risk (settlement and advance payment risk as well as replacement and performance risk).

Liquidity risk. Liquidity risk covers the current or future danger of an institution not being able to meet its current or future payment obligations when due, or only to be able to do so while in-curring losses. Essen Hyp subdivides liquidity risk into market liquidity risk and funding risk.

Operational risk. Operational risk (Op-Risk) is the danger of incurring losses due to inadequacy or failure of internal processes and systems, human error or external factors. This definition includes legal and outsourcing risk.

Other risk. The "other risk" category includes risk that can be quantified either only with difficulty or else not at all, such as e.g. business risk, strategic risk or real estate and property risk. Essen Hyp is aware of the existence of these types of risk and counters potential losses by instituting a buffer in the bank's risk taking capability calculation.

Risk taking capability, risk limitation and limit system

The central driving force of the risk and return oriented overall bank management of Essen Hyp is the optimal use of its economic capital, which is defined as that amount of capital that, with a certain degree of probability, will have to be advanced within a year to cover unexpected losses from risk affected positions (99.95% confidence level, investment period of one year). Within the scope of the calculation the economic capital is com-pared to the capital available for covering risk (capital for risk coverage) in order to determine whether in the event of a crisis there would be enough capital available to cover potential losses. Risk taking capability exists when all (essential) risks are covered on an ongoing basis by the risk coverage potential (see graph top right).

The ratio of capital for risk coverage to economic capital over the reporting year is shown in the adjacent graph (bottom right).

Diagram of the risk taking capability calculation



Risk taking capability over the reporting year



70

Organization of the risk management and controlling functions

Risk management organization

An essential prerequisite for the effectiveness and thus efficacy of the risk management system is a clear and transparent risk management organization. To ensure these qualities, the roles and responsibilities of the participating organizational units and their function within the bank wide risk manage-ment and control process are defined so as to prevent potential misunderstandings concerning responsibility or overlaps.

At Essen Hyp, the Board of Managing Directors has the overall responsibility for the management of the risks resulting from the individual activities. In the strategic area, the Board of Managing Directors is supported by the Credit Committee (CC), chaired by the Chief Risk Officer (CRO),

Risk management organization



Risk Committee of the Supervisory Board

Board of Managing Directors

Risk strategy

CRO

| Risk controlling | | CC | Risk management | | ALCO |

Market risk   Credit risk   Back office   Front office

Operational risk   Liquidity risk   Other risk management units

Other risk

Risk types

Process monitoring: Internal Audit Department

and by the Asset Liability Committee (ALCO) as well as by Board and business planning meetings. Operational risk management according to the bank's stated strategy lies within the scope of responsibility of the responsible front office and back office units. Risk controlling is ensured, in particular, by the Controlling Department. Process-independent monitoring of the risk management system is carried out by Essen Hyp's Internal Audit Department.

The graph on the left provides an overview of the tasks and responsibilities defined within the scope of the risk management organization.

Internal audit

The Internal Audit Department is an instrument of the Board of Managing Directors of Essen Hyp and reports directly to the Chairman of the Board of Managing Directors. It is an essential building block of the bank-wide monitoring system. Acting on instructions from the Board of Managing Directors, it provides independent and objective audit and consulting services designed to create added value and improve business processes. It supports Essen Hyp in the achievement of its goals by evaluating and helping improve operating and business processes, risk management and controlling as well as the bank's internal control system with a systematic and target oriented approach.

Based on a long-term audit plan, the Internal Audit Department reviews and evaluates all operating and business processes of Essen Hyp on a risk and process oriented basis, including, more particularly,

• the functionality, efficacy, cost-effectiveness and adequacy of the internal control system,

• the application, functionality, efficacy and adequacy of the bank's risk management and controlling systems, reporting, information systems and finance and accounting systems,
• compliance with statutory and regulatory requirements as well as other provisions,
• compliance with corporate guidelines, regulations and stipulations, as well as
• the regularity of all operational and business processes, regulations and provisions for the protection of the bank's assets.

The Internal Audit Department draws up a written audit report in a timely manner after completion of the review process. The audit report contains a description of what has been audited, the conclusions of the audit, an assessment of these conclusions and a list of recommended measures. Implementation of the measures and recommendations stated in the report is monitored by means of a database application.

The Supervisory Board of Essen Hyp is kept informed of the most relevant findings in its regular meetings. In addition, annually and following the end of the financial year, the Supervisory Board receives a comprehensive report on the most important findings as well as on the current status of the implementation of the pertinent measures. Any serious deficiencies that are identified are reported to the Chairman of the Supervisory Board without delay.

Implementation of Basel II/SolvV and MaRisk

The impact of Basel II on Essen Hyp. In the first quarter of the reporting year, Essen Hyp participated in the Fifth Quantitative Impact Study (QIS 5). The

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results were stringently analyzed and have been incorporated into Commerzbank AG's consolidated Group reporting. As a result it became apparent that the bank, which within the scope of Basel II is aiming at implementing the advanced internal rating based approach (A-IRBA), can overall look forward to distinct relief in respect to risk assets. In particular the home loan segment will benefit from the new regulatory requirements. We are currently expecting a reduction of capital requirements by approximately 60% as compared to the existing *Grundsatz I*. With a view to this future impact, the bank therefore acquired a home loan portfolio in the reporting year. Furthermore, a moderate reduction in the risk assets required can be expected within the segment "Specialized Lending", which comprises commercial real estate finance (CRE). Against this background and by means of detailed analyses, the bank is carrying out ongoing monitoring and assessment of all loans for the purposes of gradual portfolio optimization in keeping with the internal rating based approach.

For the capital markets business as a whole we have stated an increase in capital requirements pursuant to Basel II. This is particularly true for loans to borrowers governed by public law. For Essen Hyp as a traditionally large public-sector lending institution it is therefore of major importance that the demonstrably low default probability of loans to these borrowers is taken into account when modeling the relevant rating components. This is the only way to achieve a noticeable reduction of the risk-adjusted capital allocation in this core segment in the future.

The Fifth Quantitative Impact Study was carried out using the Basel II computation module im-plemented at the bank. Within the scope of an ongoing review process the bank is gradually integrating the relevant amendments to the Solvency Regulation (SolvV) that became final at the end of the year.

Implementation status. In the past, Essen Hyp had participated in joint projects initiated by the Association of German Pfandbrief Banks (vdp), in which internal rating components were developed for the real estate finance business. The 2004 PD (probability of default) component for commercial real estate finance has been incorporated into the bank's credit procedures and was developed jointly with BV Risk Solutions of Cologne, a subsidiary of Bankverlag Köln.

With reference to our home loan segment, i.e. residential loans to private customers, since the beginning of the reporting year Essen Hyp has been participating in a scoring procedure developed by Eurohypo AG to determine default probabilities in accordance with the Basel II requirements. Internal rating procedures intended to measure PD for our business segments public-sector loans (Federal States *(Länder)* and territorial authorities) and/or for the capital markets business (banks) were developed by our parent company and/or within the scope of joint projects managed by the vdp and Standard & Poor's Risk Solutions, Frankfurt.

As concerns the determination of the LGD (loss given default) rate for real estate finance (both commercial loans and home loans) and the sub-sequent calculation of the future capital require-ments according to Basel II, the bank joined a project started by other mortgage banks at an early stage.

The Basel II computation module thus designed and implemented at Essen Hyp forms the basis

which enables us to calculate and evaluate all financing transactions carried out by the bank within the scope of either new business or portfolio transactions in compliance with the pertinent regulations stipulated by Basel II.

Further standardization of the rating procedures and/or the underlying methodology is aimed at within the Commerzbank Group as part of the implementation of Basel II. Since the beginning of the financial year 2007 the bank has therefore been involved in a Group-wide migration project within which the rating components for commercial real estate finance will be integrated into the bank's credit procedures.

The components used at Essen Hyp for the capital markets and public-sector lending business (for PD and LGD determination) currently already correspond to the methods and procedures used at Commerzbank AG.

The migration of the rating procedures is intended to guarantee optimal allocation of counterparty risk and best possible management of this type of risk within the Group via a standardized risk assessment based on methodical consolidation. In the past reporting year, the bank's activities within the scope of Basel II were already taking place with a view to the beginning stages of the supervisory review and certification of the rating components and calculation procedures. In the first quarter of 2007, the Bundesbank's auditors are expected at Essen Hyp in order to approve the internal rating procedure for loans to banks. While processing what is commonly referred to as cross-reference lists, Essen Hyp has laid the foundations for successful acceptance in collaboration with our certification specialist colleagues at Commerzbank AG and with the support of the Group, via the consulting company PwC.

According to current plan, all internal rating procedures at Essen Hyp will be reviewed by the banking supervisory authority in 2007.

MaRisk implementation. With the introduction of the Minimum Requirements for Risk Management (MaRisk), the German banking supervisory authority implemented the second pillar of Basel II and the Solvency Regulation (SolvV), the so-called "Supervisory Review Process". The MaRisk modify the Minimum Requirements for Trading Activities (MaH), the Minimum Requirements for Lending Operations (MaK) and the Minimum Requirements for the Internal Audit (MaIR). In addition to the requirements concerning the formulation of strategy and the risk taking capability, the MaRisk represent new quantitative and qualitative requirements as concerns risk management and monitoring at an institution. One of the fundamental changes is the requirement that stipulates adequate risk management and controlling processes for interest rate risk in the investment book. For Essen Hyp, however, this is nothing new, as much stricter requirements based on a gentlemen's agreement between the Federal Financial Supervisory Agency (BaFin) and the mortgage banks used to apply to mortgage banks prior to the introduction of the Pfandbrief Act (PfandBG).

To implement the MaRisk requirements, Essen Hyp has set up an interdisciplinary project group, which has identified all requirements that are relevant for the bank's business and assigned them to partial projects with specific work packages. The project group was able to complete most of the projects already by the end of 2006. Completion of partial projects still outstanding is planned for the first half of 2007. Accordingly, the MaRisk will have been fully implemented in 2007.

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Risk management and controlling process
Process overview

The risk management process at Essen Hyp comprises all activities necessary for a systematic approach to risk handling at Essen Hyp. It consists of the following phases: identification, evaluation (analysis and assessment), control and communication of risk, as well as monitoring the efficacy (effectiveness) and efficiency (adequacy) of risk management measures.

- The goal of *risk identification* is a structured, detailed and wherever possible complete detection of all conceivable risk potential to be found at Essen Hyp in connection with its business processes and functional areas. Risk identification therefore provides the information needed for subsequent phases.

- The bank has implemented *early warning systems* that vary as to type and scope on the basis of the risk potential of our different areas of business. These systems serve to identify those loans and positions that begin to show indications of risk considered to be increased as compared to Essen Hyp's risk profile. This enables Essen Hyp to initiate countermeasures at the earliest possible stage (e.g. intensive treatment of loans).

- The goal of strategic *risk assessment* is to analyze the risks identified with regard to their risk potential for the bank, to rank them, and to represent them on a risk map. This quantitative

Risk management process map



assessment is drawn up in conjunction with a verbal justification on the basis of the following parameters: probability of occurrence, risk significance and controllability.

- (Operating) *risk measurement* is intended to determine the actual loss potentials and to reconcile them with the stipulated limits. The values thus measured are represented in the pertinent reports.
- *Risk management* means active control, i.e. actual management of the risk positions determined as part of the risk identification and risk analysis phases. Risk management must be congruent with corporate goals and the resulting goals of risk management.
- The goal of *risk reporting* is systematically to process, concentrate, channel and communicate the data obtained in connection with the previous phases.
- In the last phase of the risk management process, *risk monitoring* is intended to ensure that the actual risk position of Essen Hyp will always correspond to the targeted risk position stipulated by the Board of Managing Directors. Therefore, continuous operating control of the effectiveness of risk management measures is central to this phase.

Risk management with dual balance sheet accounting

Essen Hyp draws up both individual annual financial statements according to the German Commercial Code (HGB) and also, within the Group, annual financial statements according to the International Accounting Standards/International Financial Reporting Standards (IAS/IFRS).

By comparison to German commercial law, risk management according to IAS/IFRS is oriented to a much greater extent on the fair value principle. According to this principle, all financial assets and liabilities, including financial derivatives, must fundamentally be recognized in the balance sheet

and evaluated in respect to the category to which they are assigned.

All financial instruments listed on an "active market" within the meaning of IAS 39 must be valued at fair value.

The category "Financial assets held to maturity" is not used. Market changes are recognized as either having a positive or a neutral effect on the profit and loss account. This partial balance sheet accounting at market values, often referred to as the "mixed model", necessitated the total interest rate book to be structured in partial portfolios within the scope of the overall bank management. This is the only way in which balance sheet impacts according to IAS/IFRS can be kept and managed within predefined limits. The daily valuation carried out for the purposes of IAS/IFRS accounting also helps show up potential effects of asset liability management measures.

Market risk

Strategy. Market risk is consciously incurred within the scope of the predefined limits and taking into account the relevant approval powers in order to generate earnings.

Organization. Active market risk management is the responsibility of the Capital Markets Division. Risk controlling is the task of the Market Risk Department.

Management. Market risk management is both risk and profits oriented. This involves setting market risk limits that take into account both the use of the economic capital and business expectations.

Risk measurement methods. Market risk is determined on the basis of the value at risk (VaR) concept. For these purposes, VaR is defined as the maximum loss of a portfolio over a specified holding period, where that loss will not be exceeded with a certain predetermined degree of probability (confidence

76

level). General market risk is calculated by means of historical simulation, and specific market risk is determined on the basis of a variance-covariance model.

The VaR is validated by means of back-testing. In this procedure, the maximum net present value change in the portfolio forecast by means of the VaR is compared to the actual changes. In addition to compliance with regulatory requirements, the goal of this procedure is to assess and continuously improve forecast quality.

Stress test and scenario analysis. As the results of a VaR calculation do not provide conclusions concerning the behavior of a particular portfolio under extreme market movements, other stress tests are carried out in addition to the VaR. Stress tests are calculated with the help of a selection of defined scenarios that distinctly exceed the range of standard daily fluctuations in the risk factors. All scenarios are developed based on historical yields and comprise both positive and negative shifts in the yield curve as well as tilts of the yield curve at certain key points on the curve. We also simulate other scenarios that are not extreme but involve other changes in the market data that are of interest to Essen Hyp (scenario analysis).

Limits. The level of general and specific market risk is limited for maximum utilization of the VaR and for the standardized stress tests. Trading book transactions are subject to a VaR sub-limit. In addition, a floor for the overall market value has been fixed.

Reporting. On a daily basis, the Board of Managing Directors, the Division Heads, the Head of Treasury and the Head of Bank Management are informed of the trends in Essen Hyp's market value, the level of the VaR including the credit spread VaR and of the utilization of the different risk limits. At the same time the net present values of the public-sector and mortgage Pfandbriefe outstanding and their pertinent cover assets, as well as changes under defined stress scenarios are also determined and communicated. Furthermore, the Board of Managing Directors receives, on a monthly basis, detailed reports from the individual corporate divisions and departments. The report prepared by the Controlling Department includes, among other things, information on the transactions carried out in the past month, their impact on the gap report, the development of the market value and the developments concerning risk limit utilization. These reports also record the status of new products if applicable. The monthly report of the Accounting and Tax Department shows, among other things, the development of the balance sheet and profit and loss items according to both the German Commercial Code (HGB) and IAS/IFRS.

Trends in market risk figures over the financial year. As of December 31, 2006 the VaR represented 54.6% of the approved limit. Average limit utilization in 2006 was 69.8%. The utilization of the limit for worst case scenarios was 56.3% at the end of the year, at an average of 56.1% over the entire year. Essen Hyp incurred almost no currency or volatility risks in 2006 or significantly eliminated them by means of hedging instruments.

New developments in the financial year
Trading book institution/active trader. In August 2006 Essen Hyp registered with the Federal Financial Supervisory Authority (BaFin) as a trading book institution or active trader. In this capacity it enters into trading positions for the purpose of the short-term generation of additional profit. These positions are taken within the scope of stringently defined

parameters. Owing to the potentially increased risk content of these positions, Essen Hyp has set a sub-limit for the VaR arising out of trading book positions, approving only certain types of contracts within the scope of trading book transactions.

New risk calculation approach. With the goal of achieving the highest possible accuracy and data security in the calculation of risk ratios, a new risk calculation method was developed in our information systems and implemented into the existing systems and processes in the course of the reporting year. Contrary to the concept held to date, in the new risk calculation ratios are calculated both on an overall basis and also for individual risk factors (interest rates, currencies and volatilities) and on different aggregation levels, which enables differentiated market risk monitoring and management.

PRIME conversion. In August of 2006 we converted our Front Arena Atlas front-end system to Front Arena PRIME. This facilitates accounting for and valuation of existing contracts.

Credit risk
Strategy. The credit risk strategy sets the framework for the medium term management of the capital markets and real estate loan portfolios. Our strategy is based on the analysis of the starting position under our business policy and the estimation of the future risks and returns linked to the granting of credit. The credit risk strategy thus constitutes the foundation for the planned activities in the capital markets and real estate finance businesses and defines both the planned products and the target markets.

Value at risk on a daily basis and on an annual average of the authorized limit in 2006 in %



■ VaR (daily figures)

▣ Annual average

78

Organization. Active management of credit risk takes place under the joint responsibility of the responsible front office (Corporate Divisions Capital Markets and Real Estate Finance) and back office (Corporate Division Transaction Management) units. Risk controlling of credit risk at portfolio level is the responsibility of the Controlling Department.

Management. As an essential core function in banking, credit risk management is a decisive competitive factor. Only an institution that is able to quantify and manage its credit risk on a timely and systematic basis can meet the increasing requirements of its various stakeholders and will in the future be able to achieve a balanced relationship between risk and return.
The target portfolio defined in our credit risk strategy is the benchmark for new business and portfolio management activities. Credit risk is managed by means of a limit system that provides for limits for both issuers and counterparties on an individual contract level and also for country limits on a portfolio level. For country risk management purposes the bank uses Group know-how in addition to its own expertise. Within the scope of the Group-wide credit and decision-making process, Essen Hyp is also included in the parent company's Group limit system.

Credit approval and decision-making process. The conditions for each credit decision are determined by Essen Hyp's guidelines on credit approval powers. Credit approval powers are visually represented as a matrix whose structure is defined by the type of borrower, the borrower's internal rating and the facility requested by the responsible front office unit. An integral component of each credit decision is a creditworthiness analysis of the borrower, which culminates in the calculation of the borrower's internal rating taking into account all default risk

relevant information. To perform creditworthiness evaluations, Essen Hyp uses different EDP supported rating systems which are geared to the bank's different asset classes.

With the exception of the home loan segment, the property valuations carried out by the Hyp-Cert appraisers of Immobilien Expertise GmbH, a subsidiary of Essen Hyp, are of central significance for the determination of the lending value *(Belei-hungswert)*. Sustained income from properties to be mortgaged, as evidenced in the final appraisal report and taking into account non-recoverable operating costs, must distinctly exceed principal and interest payments to the bank and, if applicable, to other lenders. With the approval of the Supervisory Board's Risk Committee, the bank has developed credit guidelines that stipulate minimum debt service coverage (DSC) ratios and maximum loan terms depending on the amortization structure. In addition, specific portfolio limits are set for special risks, e.g. construction and development financing, financing in the East German Federal States *(Länder)* and selected property types. The guidelines also list the property types currently not eligible for lending or on which the bank will lend only subject to special conditions. A catalogue of favored target countries is also included in the guidelines.

Within the levels of credit approval powers, all credit decisions at the bank require the approval of the responsible front office unit, and, subsequently, a second vote from the responsible back office unit, independently from that issued by the front office unit. Both votes have to be issued prior to deciding on a credit application and thus constitute a prerequisite for decision-making.
The Credit Committee, chaired by the Chief Risk Officer, is the central decision-making body within

the levels of credit approval powers. The Credit Committee intervenes in Essen Hyp's decision-making process to bundle risk relevant decisions and/or to vote on credit reports to be submitted to the Board of Managing Directors.
Credit decisions that are not within the credit approval powers of Essen Hyp's Board of Managing Directors are submitted to the competent units at Commerzbank AG before being submitted to the Risk Committee of Essen Hyp's Supervisory Board for final decision.

Risk measurement methods. Monitoring compliance with the bank's credit risk strategy is the job of the Controlling Department. In order to ensure implementation of the risk strategy rules and to limit risk concentrations, the economic capital tied up is used as both a reference value and the upper risk limit for concentration and cluster risk. In addition, a standard comparison of budgeted and actual performance of the bank portfolios is also carried out on the basis of the target performance defined in the credit risk strategy.
For individual contracts, credit risk is fundamentally measured on an annual basis by means of the bank's internal credit rating for the borrower, obtained by means of quantitative and qualitative data, with the intensity and frequency of the risk measurement being dependent on the borrower's level of risk.
The rotational risk measurement for individual contracts is supplemented with regular rating migration analyses at portfolio or, where applicable, sub-portfolio level.
The bank's ongoing monitoring is supplemented by an early warning system oriented on the risk inherent in the different portfolios. This system is designed to enable Essen Hyp, by means of quantitative and qualitative indicators and on a timely basis, to recognize risks affecting borrowers and to initiate appropriate countermeasures.

Reporting. The Board of Managing Directors, the Division Heads and the Supervisory Board / Risk Committee are comprehensively informed of credit risk trends by means of the quarterly risk report. Any credit risks that have been identified are analyzed in accordance with their essential structural characteristics (size, country and segment concentrations as well as rating distribution) with a view to determining compliance with the credit risk strategy. In the report, loans identified as non-performing are listed and described separately for the capital markets and the real estate finance segment. On this basis the Board of Managing Directors decides on the action to be taken in regard to significant deviations from the credit risk strategy and the connected countermeasures.

Provision for possible loan losses. Recognizable risks in the credit business are appropriately taken into account by means of specific valuation allowances and of global valuation allowances for latent risks. To date we have had no need to form specific valuation allowances for the loans to public-sector bodies or entities governed by public law, or to set aside provisions for these loans.
As far as real estate finance is concerned, in-depth analyses that produce an estimation of potentially necessary precautionary measures are carried out in the course of the year to ensure planning compliance for the bank. For risk provisioning purposes, specific valuation allowances in respect to credit risks were formed by using the most realistic value (MRV) approach. Starting with a rating of 6.1, which corresponds to default status under Basel II, the portions remaining uncovered on application of the MRV approach have been fully written down in non-performing loans.
As part of our credit risk strategy we determined actuarial standard risk costs for both the home loan segment and commercial real estate finance on the basis of the existing portfolio quality and structure.

In view of the fact that some 95% of all home loans in our portfolio do not exceed 60% of the property's lending value *(Beleihungswert)*, we use uniform standard risk costs for this business segment. In the commercial real estate finance segment, however, standard risk costs are calculated on the basis of the loan to value ratio. In the course of further implementation of our internal rating systems, we will gradually achieve risk adjusted pricing by calculating standard risk costs based on the expected loss.

Cover pool risk management
§ 27 Sec. 1 of the German Pfandbrief Act (PfandBG) requires Pfandbrief banks to implement an appropriate risk management system that stipulates appropriate instruments and regulations concerning management, monitoring and control, in particular as relates to risks arising out of credits included in the cover pool and from the issuance of Pfandbriefe resulting therefrom. In this connection we have implemented a global, bank-wide risk management system that meets the special requirements of § 27 PfandBG. The duty of transparency pursuant to § 28 PfandBG is also complied with.

Public-sector loans and securities issued by other borrowers. Our public-sector cover assets amounted to A76.3bn at the end of the reporting year. The high quality of these assets is reflected on the one hand

Structure of our public-sector cover pool as of December 31, 2006
in %



26.0

46.2

8.8

5.6

Total: m76.3bn

■ The German Federal Government, the Federal Government's Special Fund and the German Federal States *(Länder)*

☐ Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities

■ Public-sector credit institutions with special tasks

■ Credit institutions governed by public law (including claims guaranteed by these), savings banks and German credit institutions governed by private law

Foreign territorial authorities, foreign institutions governed by public law and foreign credit institutions

in a lower average risk weighting pursuant to *Grundsatz I* and, on the other hand, in the external ratings assigned by the international rating agencies. In accordance with *Grundsatz I*, 72.7% of these assets are classified as having a risk weighting of 0%, 0.9% would be weighted at 10% and 26.4% at 20%. An analysis of the credit portfolio from a rating point of view shows that 37.7% of the cover assets are rated triple A, 33.6% double A, 13.7% single A and 1.2% triple B. Assets that are not externally rated make up 13.8% of all loans included in the cover pool, consisting to 54% of loans to credit institutions governed by public law, domestic private banks and savings banks and to 46% of

claims on domestic and foreign public-sector entities and public-sector institutions that according to our own creditworthiness analysis also enjoy excellent credit quality.

As a basic principle, an investment grade rating is required for the granting of loans not eligible for cover to foreign public-sector entities and other borrowers. As of December 31, 2006 loans to these borrowers (not including derivatives) totaled A1.2bn. Of these loans, 0.8% are rated triple A, 9.8% double A, 78.9% single A and 9.4% triple B. No external rating is recorded for 1.1% of these loans.

Rating of public-sector cover assets as of December 31, 2006

Standard & Poor's / Moody's / FitchRatings	in m m	in %
AAA / Aaa / AAA	28,810	37.7
AA+ / Aa1 / AA+	6,658	8.7
AA / Aa2 / AA	4,777	6.3
AA– / Aa3 / AA–	14,192	18.6
A+ / A1 / A+	7,216	9.5
A / A2 / A	2,561	3.4
A– / A3 / A–	635	0.8
BBB+ / Baa1 / BBB+	808	1.1
BBB / Baa2 / BBB	93	0.1
Not rated	10,592	13.8
Total	76,342	100.0

Derivatives. The bank reduces its counterparty risk by means of bilateral framework agreements that as a rule include netting agreements. This aspect, too, is subject to a standard Group regulation. The breakdown of our derivatives portfolio by counterparty rating is shown in the following table (see also page 110 in the notes to the annual financial statements):

Counterparty ratings in m m/remaining time to maturity

Rating	<1 year	1 – 5 years	>5 years	Total
Triple A	250	698	2,530	3,478
Double A	12,044	34,109	23,251	69,404
Single A	20,047	42,876	43,387	106,310
Triple B	0	0	0	0
Not rated	4,932	17,055	13,921	35,908
Total	37,273	94,738	83,089	215,100

The counterparties not rated are German subsidiaries of foreign financial and credit institutions which in turn enjoy good credit ratings. The volumes involved are shown in the following table. In this table, we have assigned the rating of these foreign financial and credit institutions to our counterparties as an "implicit rating".

Implicit counterparty ratings in m m/remaining time to maturity

Rating	<1 year	1 – 5 years	>5 years	Total
Double A	1,150	3,046	1,771	5,967
Single A	3,782	14,009	12,150	29,941
Total	4,932	17,055	13,921	35,908

These derivatives are used exclusively to hedge the interest rate risk at the individual contract and/or portfolio level and to manage the overall interest rate book in regard to returns and interest risk profile.

Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Bank Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed, which is to ensure that the overall market value never falls short of a predefined minimum amount.

Net present value of the Pfandbrief cover. We calculate the net present value of our Pfandbrief cover on a daily basis. We are required by law to maintain a surplus cover of 2% at all times. Our internal rule requires 2.5%. Pursuant to § 4 Sec. 2 PfandBG this surplus cover is calculated on the basis of the net present value of the cover pool while assuming the required stress tests. These stress tests ensure that the surplus cover of 2% is also met in the event of interest rate movements. For its stress test calculations Essen Hyp employs the dynamic method, which uses the value at risk method based on the interest rate movements over the previous 250 trading days. Under stress test conditions, average surplus cover available at all times was 5.5% for

Net present value surplus cover of our public-sector Pfandbriefe in m bn



■ Net present value of our public-sector cover pool

■ Net present value of public-sector Pfandbriefe outstanding

:˙ Net present value surplus cover

84

Net present value surplus cover of our mortgage Pfandbriefe in m bn



■ Net present value of our mortgage cover pool

■ Net present value of mortgage Pfandbriefe outstanding

⁚ Net present value surplus cover

public-sector Pfandbriefe, and 10.6% for mortgage Pfandbriefe. No replacement was arranged for a large volume mortgage Pfandbrief which fell due in October.

Liquidity risk
Strategy. The goal of liquidity risk management is to ensure that Essen Hyp is solvent at all times and not subject to any impairment. With this aim, Essen Hyp pursues the concept of matching long-term maturities, usually referred to as the "stable funding concept". This means that long-term loans are predominantly funded on a long-term basis.

When evaluating the liquidity situation it is important to bear in mind that the assets in the segments public-sector loans, loans to banks and corporate loans are highly liquid and can thus, within the scope of nominal surplus cover, be sold and/or placed on the repo market if necessary.

Organization. Ensuring constant payment ability at all times is the job of the Treasury Department. Measurement and monitoring of the liquidity risk are the responsibilities of the Controlling and Accounting and Tax Departments.

Management. Liquidity risk management is based on the Group's available net liquidity (ANL) concept, which was, to a large extent, introduced during the reporting year and has already been implemented into the pertinent processes and procedures. In addition, liquidity risk is managed in accordance with the regulatory liquidity ratio as set out in *Grundsatz II*.

Risk measurement methods. The calculation of the liquidity ratio according to *Grundsatz II* is the responsibility of the Accounting and Tax Department. According to this principle, a credit institution's liquidity is considered to be assured when the weighted liquid assets available to it within 30 days cover the weighted payment obligations callable during this period. In the reporting year the liquidity ratio was between 1.1 and 1.5 and thus at all times higher than the minimum ratio of 1.0 required by the supervisory authorities.

In addition, the bank determines liquidity risk by representing the level of mismatches in the form of a cash flow gap analysis. The mismatches are compared to existing short-term funding lines plus the liquidity reserve, which enables an assessment of the liquidity position.

Using the ANL concept, legal and economic cash flows are calculated for both balance sheet and non-balance sheet items. A compensation instrument, called balance sheet liquidity, is being developed for potential future liquidity gaps. This liquidity reserve results from borrowing on or disposing of liquid assets.

Reporting. The Treasury Department's liquidity forecast is submitted to the Board of Managing Directors on a daily basis. The Board of Managing Directors is regularly informed of Essen Hyp's liquidity situation as part of the quarterly risk report.

Development of our liquidity ratio in accordance with *Grundsatz II*



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Operational risk

Strategy. One of Essen Hyp's ongoing concerns is to keep operational risk at the lowest level possible in order to affect the economic capital as little as possible. To achieve this, we are very demanding in regard to process quality. In addition, we are forcing introduction of an IT standard and continue to develop employee sensitivity in regard to operational risk on an ongoing basis.

Organization. Essen Hyp has appointed an Op-Risk Controller in the Controlling Department, who is in constant contact with the Op-Risk Department of Commerzbank AG. The managers of each individual business unit and department are responsible for managing operational risk within their unit or department.

Management. Various different options are available to the Heads of Essen Hyp's business units and departments. The essential issue is whether risks are consciously incurred, or, rather, reduced and/or entirely prevented, avoided or transferred (for example via an insurance policy).

Risk measurement methods. Operational risk is measured on the basis of internal and external loss data and qualitative information concerning the business environment and the process quality. This information is gathered within the scope of a Quality Self Assessment (QSA). Loss distribution is determined by means of Monte-Carlo simulation models.

Reporting. The Op-Risk Department regularly produces reports on operational risk in the IT, Personnel and Legal Departments. These reports are reviewed in the Risk Committee meetings and are regularly presented and discussed in the meetings of the Board of Managing Directors. Any operational losses including legal risk are reported on a regular basis to the Board of Managing Directors and/or to the Risk Committee.

Developments over the reporting year. Op-Risk Controlling focused on the implementation of the requirements for obtaining AMA (Advanced Measurement Approach) certification within the Group. This included the following points:

In cooperation with Commerzbank AG, a new Qualitative Self Assessment was carried out in the fourth quarter of 2006. With the aid of questionnaire modules, experts from selected business units of Essen Hyp evaluated the quality of various processes, e.g. in the personnel, compliance and IT areas. The results will be assessed in the first quarter of 2007, following which any necessary measures will be taken.
After drawing up the risk inventory, a dialogue with staff helped identify and evaluate typical sources of operational risk and the losses they could engender. The result, in the form of a risk map, shows the areas of the bank in which operational risks can develop and ranks the risk potential in an evaluation queue.

Owing to the significant use of IT systems and EDP applications, the cooperation between the Op-Risk Department and the Corporate Division Services has been further expanded. The goal of this cooperation is to ensure the functionality of the bank's IT environment so as to reduce and/or entirely avoid or prevent operational losses.

Summary and prospects

Over the reporting year, Essen Hyp has continued to develop its risk management and controlling system. The importance of risk management for a risk and return oriented overall bank management will continue to grow. Against this background, in the future we will also continue to develop our risk measurement and management processes and procedures at a high level and on an ongoing basis in concordance with forward-looking risk measurement methods. This course of action aims at ensuring optimum capital allocation. We have already reported on the risks that are of importance for an overall assessment. No other risk criteria or portfolio jeopardizing events became apparent over the reporting year. From the current perspective, no risks are apparent in the period covered by the forecast that would endanger the continuation of Essen Hyp as a going concern. We ensured that the risk coverage potential would at all times be distinctly above the level of risk incurred. The bank's risk taking capability was therefore assured at all times. As far as recognizable risks are concerned, within the scope of the annual financial statements we have taken the appropriate measures by means of write-

offs, specific valuation allowances and provisions for reserves.

Overall we pursue the goal of managing the total market risk position in a manner such that by assigning economic capital to the different business segments the overall risk position is reduced without compromising profitability.



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Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31/01/2008	44.9	41.9
31/12/2007	33.3	42.6
30/11/2007	40.1	42.6
31/10/2007	36.3	42.6
30/09/2007	37.3	42.6
31/08/2007	40.7	42.6
31/07/2007	30.8	42.6
30/06/2007	30.9	42.6
31/05/2007	33.9	42.6
30/04/2007	56.4	42.6
31/03/2007	42.1	42.6
28/02/2007	42.6	42.6
31/01/2007	43.7	42.6

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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/01/2008	30.0	33.4
31/12/2007	36.9	45.6
30/11/2007	40.7	45.6
31/10/2007	38.6	45.6
30/09/2007	39.5	45.6
31/08/2007	44.3	45.6
31/07/2007	40.3	45.6
30/06/2007	42.3	45.6
31/05/2007	45.7	45.6
30/04/2007	53.7	45.6
31/03/2007	50.4	45.6
28/02/2007	48.8	45.6
31/01/2007	50.2	45.6

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Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act (KWG), Grundsatz I establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

Date	Tier I		Tier II	
	Required by law	Ratio	Required by law	Ratio
31/01/2008	4.0	8.7	8.0	12.7
31/12/2007	4.0	8.6	8.0	12.5
30/11/2007	4.0	8.0	8.0	12.0
31/10/2007	4.0	8.0	8.0	12.0
30/09/2007	4.0	7.9	8.0	11.9
31/08/2007	4.0	7.8	8.0	11.9
31/07/2007	4.0	7.8	8.0	11.9
30/06/2007	4.0	7.7	8.0	11.9
31/05/2007	4.0	7.6	8.0	11.7
30/04/2007	4.0	7.6	8.0	11.7
31/03/2007	4.0	7.5	8.0	11.6
28/02/2007	4.0	6.7	8.0	10.8
31/01/2007	4.0	6.7	8.0	10.9

Risk Management Grundsatz I - overview

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Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/01/2008	1.20	1.0
31/12/2007	1.46	1.0
30/11/2007	1.13	1.0
31/10/2007	1.88	1.0
30/09/2007	1.67	1.0
31/08/2007	1.07	1.0
31/07/2007	1.16	1.0
30/06/2007	1.03	1.0
31/05/2007	1.24	1.0
30/04/2007	1.50	1.0
31/03/2007	1.10	1.0
28/02/2007	1.38	1.0
31/01/2007	1.09	1.0

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Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity

31.01.2008

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	30.0	0.00	1,319.1	2.66	2,465.6	3.42	3,814.7	2.33
Double A	19,045.8	45.42	24,779.0	49.91	27,885.7	38.67	71,710.5	43.81
Single A	22,855.3	54.51	23,549.3	47.43	41,758.9	57.91	88,163.5	53.86
Triple B	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Total	41,931.1	100.00	49,647.4	100.00	72,110.2	100.00	163,688.7	100.00

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity

31.01.2008

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	39,758.9	94.82	45,124.7	90.89	65,113.6	90.30	149,997.2	91.63
Swaptions	0.0	0.00	440.6	0.89	536.0	0.74	976.6	0.60
Other interest rate derivatives	0.0	0.00	0.0	0.00	0.00	0.00	0.0	0.00
Currency swaps	2,172.2	5.18	4,082.1	8.22	5,365.6	7.44	11,619.9	7.10
Credit default swaps	0.00	0.00	0.0	0.00	1,095.0	1.52	1,095.0	0.67
Total	41,931.1	100.00	49,647.4	100.00	72,110.2	100.00	163,688.7	100.00

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Investor Relations

Ratings and Analyses (as of: February 14, 2008)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aaa	AAA
Long-term counterparty rating	A (outlook stable)	A1 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-1	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A	A1	not rated
- Subordinated Debt	A-	A2	not rated
Commercial Paper Program	A-1	P-1	not rated
Financial Strength	not rated	C-	C

Rating Reports

▷ Standard & Poor's   Bank Credit Report as of June 13, 2007

▷ Moody's   Credit Opinion as of May 18, 2007
        Rating Action as of May 14, 2007

▷ Fitch Ratings   Credit Update as of November 06, 2007

(Acrobat Reader required. Download Acrobat Reader ®)

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;

new issues and increases are to be marked to the market at all times;

as a rule, increases are to be launched by the laid down minimum number of market makers.

The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

Published on our Credit Research sites

CREDIT RESEARCH
Last update: Jan 2008
» **overview**

SEC 28 PfandBG
Last update: Sep 2007
» **Sec. 28 (1) (1-3) PfandBG**
» **Sec. 28 (2) (1a) PfandBG**
» **Sec. 28 (2) (1b,c) PfandBG**
» **Sec. 28 (2) (2) PfandBG**
» **Sec. 28 (3) (1) PfandBG**
» **Sec. 28 (3) (2) PfandBG**
» **Archive**

BONDS & NOTES
» **Medium Term Notes in € (EMTN)**
» **Medium Term Notes in A$ (AMTN)**

NOTICE pursuant to Section 6.2 of the Corporate Governance Code
» **more (PDF)**

COMPANY
» **Corporate Governance Code**

INTERNATIONAL REAL ESTATE FINANCE:
» **Europe and North America**

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Code of Conduct

New public-sector lending commitments	x
New mortgage lending commitments	x
Public-sector cover pool	x
Mortgage cover pool	x
Derivatives	x
Derivatives serving as cover	x
Cover pools at market value / development and stress scenarios	x

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch   31.01.2008

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	93	10.03
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	26	2.80
AA- / Aa3 / AA-	75	8.09
A+ / A1 / A+	97	10.46
A / A2 / A	444	47.91
A- / A3 / A-	165	17.80
BBB+ / Baa1 / BBB+	15	1.62
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	12	1.29
Total	**927**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	12	1.29

Breakdown of non-cover assets by rating

...... (... ....)

Total   **12**   **1.29**

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Breakdown of non-cover assets

by borrowers

31.01.2008

by borrowers	in Euro m	in %
National credit institutions	0	0.00
Foreign Governments and municipalities	33	3.56
International credit institutions	207	22.33
Other foreign financial institutions (guaranteed by national or international credit institutions)	593	63.97
Others	94	10.14
Total	**927**	**100.00**

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Breakdown of non-cover assets

by countries

by countries	in Euro m	in %
	31.01.2008	
Germany	0	0.00
EU member states without Germany		
The Netherlands	25	2.70
France	0	0.00
Denmark	0	0.00
Austria	0	0.00
Belgium	0	0.00
Great Britain	118	12.73
Ireland	153	16.50
Italy	0	0.00
Spain	172	18.55
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	468	50.48
Non EU member states in Western Europe	12	1.29
Others	447	48.23
Total	927	100.00

Breakdown of non-cover assets by countries

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Breakdown of non-cover assets

by risk weighting

Risk weighting	in Euro m	in %
		31.01.2008
0%	18	1.94
10%	0	0.00
20%	790	85.22
100%	119	12.84
Total	**927**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch

Should the rating agencies come to different rating results, the worst rating is taken into account.

	31.01.2008	
by rating	in Euro m	in %
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	0	0.00
AA- / Aa3 / AA-	0	0.00
A+ / A1 / A+	0	0.00
A / A2 / A	0	0.00
A- / A3 / A-	0	0.00
BBB+/Baa1/BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without Rating	0	0.00
Total	**0**	**0.00**

* - Without rating

	in Euro m	in %
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00
Total	**0**	**0.00**

Non-cover loans - Breakdown of new lending commitments

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Non-cover loans - Breakdown of new lending commitments

by borrowers

by borrowers	31.01.2008	
	in Euro m	in %
National credit institutions	0	0.00
Foreign Governments and municipalities	0	0.00
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	0	0.00
Others	0	0.00
Total	**0**	**0.00**

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Non-cover loans - Breakdown of new lending commitments

by countries

31.01.2008

by countries	in Euro m	in %
Germany	0	0.00
EU member states without Germany		
The Netherlands	0	0.00
Belgium	0	0.00
France	0	0.00
Austria	0	0.00
Denmark	0	0.00
Great Britain	0	0.00
Ireland	0	0.00
Italy	0	0.00
Spain	0	0.00
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**0**	**0.00**
Non EU member states in Western Europe	0	0.00
Others	0	0.00
Total	**0**	**0.00**

Non-cover loans - Breakdown of new lending commitments

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Non-cover loans - Breakdown of new lending commitments

by risk weighting

	31.01.2008	
Risk weighting	in Euro m	in %
0%	0	0.00
10%	0	0.00
20%	0	0.00
100%	0	0.00
Total	**0**	**0.00**

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Breakdown of mortgage portfolio

by type of property, region and LTV

Commercial Properties in Euro m

31.12.2007

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and administrative buildings	Foreign countries	567.5	31.7	197.7	22.4	199.2	48.2	60.6	28.9	47.9	25.8	875.2	34.9
	West **	470.2	26.3	268.9	30.4	57.2	13.8	19.3	16.4	50.4	27.1	597.1	23.8
	East ***	11.1	0.6	13.5	1.5	2.5	0.6	1.0	0.8	0.0	0.0	14.6	0.6
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.1	0.1	0.0	0.0	0.1	0.0	0.0	0.0	1.1	0.6	2.3	0.1
	East ***	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
Factory buildings	Foreign countries	9.6	0.5	0.0	0.0	3.2	0.8	1.6	1.4	5.1	2.7	19.5	0.8
	West **	49.7	2.8	28.7	3.2	8.0	1.9	2.6	2.2	5.7	3.1	66.0	2.6
	East ***	1.6	0.1	1.6	0.2	0.5	0.1	0.2	0.2	0.0	0.0	2.3	0.1
Shops	Foreign countries	83.7	4.7	0.0	0.0	44.0	10.6	12.2	10.4	34.8	18.7	174.7	7.0
	West **	294.5	16.4	199.0	22.5	34.1	8.2	2.9	2.5	4.0	2.2	335.5	13.4
	East ***	62.4	3.5	37.5	4.2	15.7	3.8	6.2	5.3	5.4	2.9	89.7	3.6
Hotels and restaurants	Foreign countries	20.7	1.2	19.0	2.1	0.0	0.0	0.0	0.0	0.0	0.0	20.7	0.8
	West **	16.0	0.9	2.6	0.3	6.9	1.7	2.2	1.9	9.1	4.9	34.2	1.4
	East ***	19.6	1.1	7.1	0.8	6.1	1.5	2.2	1.9	18.2	9.8	46.1	1.8
Other non-residential properties	Foreign countries	0.8	0.0	0.0	0.0	0.3	0.1	0.1	0.1	0.4	0.2	1.6	0.1
	West **	116.7	6.5	73.6	8.3	24.1	5.8	5.3	4.5	2.5	1.3	148.6	5.9
	East ***	11.0	0.6	10.7	1.2	3.3	0.8	0.7	0.6	0.0	0.0	15.0	0.6
Warehouses and	Foreign countries	17.7	1.0	0.0	0.0	4.4	1.1	0.0	0.0	0.0	0.0	22.1	0.9

Mortgage loans Breakdown of mortgage portfolio by type of property, region and LTV

		LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
...exhibition buildings	West **	37.1	2.1	24.4	2.8	4.0	1.0	0.7	0.6	1.2	0.6	43.0	1.7
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	700.0	39.1	216.7	24.5	251.1	60.7	74.5	63.3	88.2	47.5	1,113.8	44.4
	West **	985.3	55.0	597.2	67.5	134.4	32.5	33.0	28.0	74.0	39.8	1,226.7	48.9
	East ***	105.7	5.9	70.4	8.0	28.1	6.8	10.3	8.7	23.6	12.7	167.7	6.7
	Total	1,791.0	100.0	884.3	100.0	413.6	100.0	117.8	100.0	185.8	100.0	2,508.2	100.0

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	4.2	0.1	0.0	0.0	0.4	0.1	0.0	0.0	0.0	0.0	4.6	0.1
	West **	3,525.2	62.3	2,645.8	63.2	143.2	50.6	6.1	28.4	4.3	11.7	3,678.8	61.3
	East ***	473.9	8.4	333.1	8.0	27.3	9.7	1.5	7.0	0.8	2.2	503.5	8.4
Owned flats	Foreign countries	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	West **	979.6	17.3	770.0	18.4	46.0	16.3	2.7	12.6	1.7	4.6	1,030.0	17.2
	East ***	48.0	0.8	36.5	0.9	2.0	0.7	0.2	0.9	0.2	0.5	50.4	0.8
Residential construction for letting purposes	Foreign countries	25.0	0.4	0.5	0.0	8.2	2.9	1.3	6.0	0.0	0.0	34.5	0.6
	West **	506.3	9.0	361.6	8.6	49.0	17.3	7.5	34.9	19.9	54.2	582.7	9.7
	East ***	93.2	1.6	40.0	1.0	6.8	2.4	2.2	10.2	9.8	26.7	112.0	1.9
Total residential properties	Foreign countries	29.4	0.5	0.5	0.0	8.6	3.0	1.3	6.0	0.0	0.0	39.3	0.7
	West **	5,011.1	88.6	3,777.4	90.2	238.2	84.2	16.3	75.9	25.9	70.6	5,291.5	88.2
	East ***	615.1	10.9	409.6	9.8	36.1	12.8	3.9	18.1	10.8	29.4	665.9	11.1
	Total	5,655.6	100.0	4,187.5	100.0	282.9	100.0	21.5	100.0	36.7	100.0	5,996.7	100.0

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	729.4	63.3	217.2	4.3	259.7	22.5	75.8	6.6	88.2	7.6	1,153.1	13.6
	West **	5,996.4	92.0	4,374.6	86.2	372.6	5.7	49.3	0.8	99.9	1.5	6,518.2	76.6
	East ***	720.8	86.5	480.0	9.5	64.2	7.7	14.2	1.7	34.4	4.1	833.6	9.8
	Total	7,446.6	87.6	5,071.8	100.0	696.5	8.2	139.3	1.6	222.5	2.6	8,504.9	100.0

*.- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** -West German Federal States including Berlin
*** - East German Federal States

Mortgage loans Breakdown of mortgage portfolio by type of property, region and LTV

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m   31.12.2007

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	10.3	0.0	52.3	13.0	15.6	91.2	8.2
	Belgium	8.0	0.0	2.7	1.3	0.8	12.8	1.1
	England	162.3	69.6	59.3	25.7	24.2	271.5	24.4
	France	61.8	0.1	7.5	0.6	1.3	71.2	6.5
	Canada	20.2	0.0	6.7	3.4	3.4	33.7	3.0
	The Netherlands	65.4	40.2	15.1	0.0	0.0	80.5	7.2
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	1.7
	Switzerland	106.8	87.8	35.6	16.6	2.6	161.6	14.5
	Spain	64.2	0.0	15.3	0.0	0.0	79.5	7.1
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	4.8
Factory buildings	Czech Republik	9.6	0.0	3.2	1.6	5.1	19.5	1.8
Shops	United States	4.8	0.0	24.0	8.3	2.9	40.0	3.6
	England	55.8	0.0	12.3	0.0	24.0	92.1	8.3
	Poland	23.1	0.0	7.7	3.9	7.9	42.6	3.8
Hotels and restaurants	France	19.0	19.0	0.0	0.0	0.0	19.0	1.7
	Spain	1.7	0.0	0.0	0.0	0.0	1.7	0.2
other nonresidential properties	England	0.8	0.0	0.3	0.1	0.4	1.6	0.1
Warehouse and exhibition buildings	France	17.7	0.0	4.4	0.0	0.0	22.1	2.0

Mortgage loans Breakdown of mortgage portfolio Foreign loans by type of property, country and LTV

	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Total commercial properties							
United States	15.1	0.0	76.3	21.3	18.5	131.2	11.8
Belgium	8.0	0.0	2.7	1.3	0.8	12.8	1.2
England	218.9	69.6	71.9	25.8	48.6	365.2	32.8
France	98.5	19.1	11.9	0.6	1.3	112.3	10.1
Canada	20.2	0.0	6.7	3.4	3.4	33.7	3.0
Czech Republik	9.6	0.0	3.2	1.6	5.1	19.5	1.8
The Netherlands	65.4	40.2	15.1	0.0	0.0	80.5	7.2
Poland	40.4	0.0	9.6	3.9	7.9	61.8	5.5
Switzerland	106.8	87.8	35.6	16.6	2.6	161.6	14.5
Spain	65.9	0.0	15.3	0.0	0.0	81.2	7.3
Austria	51.2	0.0	2.8	0.0	0.0	54.0	4.8
Total	**700.0**	**216.7**	**251.1**	**74.5**	**88.2**	**1,113.8**	**100.0**

Total in Euro m   31.12.2007

Purpose of property / Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
owned flats							
France	0.2	0.0	0.0	0.0	0.0	0.2	0.5
owned houses							
Austria	0.4	0.0	0.1	0.0	0.0	0.5	1.3
France	3.8	0.0	0.3	0.0	0.0	4.1	10.4
Residential construction for letting purposes							
United States	24.5	0.0	8.2	1.3	0.0	34.0	86.5
Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.3
Total residential properties							
Austria	0.4	0.0	0.1	0.0	0.0	0.5	1.3
United States	24.5	0.0	8.2	1.3	0.0	34.0	86.5
Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.3
France	4.0	0.0	0.3	0.0	0.0	4.3	10.9
Total	**29.4**	**0.5**	**8.6**	**1.3**	**0.0**	**39.3**	**100.0**

Total in Euro m   31.12.2007

Mortgage loans / Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %

Mortgage loans Breakdown of mortgage portfolio Foreign loans by type of property, country and LTV

Austria	51.6	0.0	2.9	0.0	0.0	54.5	4.7
United States	39.6	0.0	84.5	22.6	18.5	165.2	14.3
Belgium	8.5	0.5	2.7	1.3	0.8	13.3	1.2
England	218.9	69.6	71.9	25.8	48.6	365.2	31.7
France	102.5	19.1	12.2	0.6	1.3	116.6	10.1
Canada	20.2	0.0	6.7	3.4	3.4	33.7	2.9
Czech Republik	9.6	0.0	3.2	1.6	5.1	19.5	1.7
The Netherlands	65.4	40.2	15.1	0.0	0.0	80.5	7.0
Poland	40.4	0.0	9.6	3.9	7.9	61.8	5.4
Switzerland	106.8	87.8	35.6	16.6	2.6	161.6	14.0
Spain	65.9	0.0	15.3	0.0	0.0	81.2	7.0
Total	**729.4**	**217.2**	**259.7**	**75.8**	**88.2**	**1,153.1**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields
31.01.2008	5,713.55	5,149.19	564.36	10.96	487.03	9.85	595.97	11.10
31.12.2007	5,620.07	5,037.84	582.23	11.56	483.84	10.00	641.66	12.21
30.11.2007	6,088.40	5,347.56	740.84	13.85	584.40	11.36	874.42	15.71
31.10.2007	5,997.22	5,281.79	715.43	13.55	550.88	10.84	848.21	15.42
30.09.2007	5,995.52	5,606.67	388.85	6.94	235.68	4.36	520.81	8.94
31.08.2007	5,456.88	4,994.22	462.66	9.26	363.73	7.59	529.52	10.16
31.07.2007	5,262.30	4,547.19	715.11	15.73	598.24	13.67	806.13	17.03
30.06.2007	5,197.31	4,478.03	719.28	16.06	590.80	13.67	822.30	17.70
31.05.2007	4,883.93	4,492.26	391.67	8.72	294.20	6.80	447.09	9.58
30.04.2007	4,799.82	4,494.86	304.96	6.78	218.69	5.05	344.40	7.37
31.03.2007	5,361.60	4,485.30	876.30	19.54	865.48	20.03	896.85	19.24
28.02.2007	4,818.40	4,493.78	324.62	7.22	244.48	5.65	419.46	8.98
31.01.2007	4,750.73	4,478.77	271.96	6.07	196.81	4.57	361.00	7.75

Mortgage loans - Cover pool at market value Development / Stress scenario

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover
31/01/2008	5,171.40	5,651.70	480.30	9.29	2,223.45
31/12/2007	5,143.38	5,626.93	483.55	9.40	2,261.46
30/11/2007	5,422.29	6,067.56	645.27	11.90	2,302.44
31/10/2007	5,372.25	6,013.37	641.12	11.93	2,257.64
30/09/2007	5,709.72	6,034.87	325.15	5.69	2,227.11
31/08/2007	5,092.59	5,423.03	330.44	6.49	2,648.08
31/07/2007	4,667.55	5,245.28	577.73	12.38	2,930.82
30/06/2007	4,617.00	5,203.27	586.27	12.70	2,927.04
31/05/2007	4,607.48	4,812.40	204.92	4.45	2,901.46
30/04/2007	4,573.23	4,671.03	97.80	2.14	2,920.23
31/03/2007	4,548.19	4,843.75	295.56	6.50	2,881.98
28/02/2007	4,532.31	4,885.85	353.54	7.80	2,846.56
31/01/2007	4,542.22	4,836.07	293.85	6.47	2,778.49

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than *three months.*

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Mortgage loans Breakdown of cover pool Surplus cover

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	in %
31/01/2008	13.69
31/12/2007	13.83
30/11/2007	13.87
31/10/2007	13.92
30/09/2007	13.90
31/08/2007	13.98
31/07/2007	13.50
30/06/2007	13.46
31/05/2007	13.49
30/04/2007	13.60
31/03/2007	13.50
28/02/2007	13.59
31/01/2007	13.61

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Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m

31.12.2007

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and administrative buildings	Foreign countries	200.8	39.7	0.0	0.0	45.6	56.2	6.4	45.7	9.2	21.1	262.0	40.6
	West **	115.0	22.7	7.2	26.4	2.2	2.7	0.0	0.0	0.0	0.0	117.2	18.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.1	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	12.5	2.5	0.0	0.0	2.6	3.2	1.3	9.3	4.7	10.8	21.1	3.3
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	55.8	11.0	0.0	0.0	12.4	15.3	0.0	0.0	24.6	56.3	92.8	14.4
	West **	73.6	14.5	1.1	4.3	14.3	17.6	4.7	33.6	2.6	5.9	95.2	14.8
	East ***	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Hotels and restaurants	Foreign countries	19.0	3.8	19.0	69.6	0.0	0.0	0.0	0.0	0.0	0.0	19.0	2.9
	West **	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential properties	Foreign countries	0.8	0.2	0.0	0.0	0.3	0.4	0.1	0.7	0.4	0.9	1.6	0.2
	West **	8.1	1.6	0.0	0.0	1.5	1.8	0.8	5.7	1.5	3.4	11.9	1.8
	East ***	11.7	2.3	0.0	0.0	0.3	0.4	0.0	0.0	0.0	0.0	12.0	1.9
Ware...	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Mortgage loans Breakdown of new lending commitments Domestic loans by type of property, region and LTV

		LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
ware-houses and exhibition buildings	West **	8.4	1.7	0.0	0.0	1.9	2.3	0.7	5.0	0.6	1.4	11.6	1.8
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	276.4	54.6	19.0	69.6	58.3	71.9	6.5	46.4	34.2	78.3	375.4	58.2
	West **	217.8	43.0	8.3	30.4	22.5	27.7	7.5	53.6	9.5	21.7	257.3	39.9
	East ***	11.9	2.4	0.0	0.0	0.3	0.4	0.0	0.0	0.0	0.0	12.2	1.9
	Total	506.1	100.0	27.3	100.0	81.1	100.0	14.0	100.0	43.7	100.0	644.9	100.0

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	187.3	58.5	4.9	41.9	21.7	47.5	2.5	43.9	1.1	35.5	212.6	56.8
	East ***	26.0	8.1	0.1	0.9	2.6	5.7	0.2	3.5	0.3	9.7	29.1	7.8
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	45.0	14.1	1.5	12.8	6.8	14.9	1.1	19.3	0.5	16.1	53.4	14.3
	East ***	1.2	0.4	0.0	0.0	0.1	0.2	0.0	0.0	0.0	0.0	1.3	0.3
Residential construction for letting purposes	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	51.4	16.1	2.6	22.2	13.4	29.3	1.4	24.6	1.2	38.7	67.4	18.0
	East ***	9.1	2.8	2.6	22.2	1.1	2.4	0.5	8.8	0.0	0.0	10.7	2.9
Total residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	283.7	88.7	9.0	76.9	41.9	91.7	5.0	87.7	2.8	90.3	333.4	89.0
	East ***	36.3	11.3	2.7	23.1	3.8	8.3	0.7	12.3	0.3	9.7	41.1	11.0
	Total	320.0	100.0	11.7	100.0	45.7	100.0	5.7	100.0	3.1	100.0	374.5	100.0

Total mortgage loans	Country*	LTV up to 60%	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	276.4	73.7	58.3	15.5	6.5	1.7	34.2	9.1	375.4	36.8
	West **	501.5	84.9	64.4	10.9	12.5	2.1	12.3	2.1	590.7	58.0
	East ***	48.2	90.4	4.1	7.7	0.7	1.3	0.3	0.6	53.3	5.2
	Total	826.1	81.0	126.8	12.4	19.7	1.9	46.8	4.6	1,019.4	100.0

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** West German Federal States including Berlin

Mortgage loans Breakdown of new lending commitments Domestic loans by type of property, region and LTV

* - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m   31.12.2007

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80 %	LTV 81-90 %	LTV >90 %	Total	in %
Office and administrative buildings	France	37.4	0.0	12.1	3.3	4.3	57.1	15.2
	Belgium	8.0	0.0	2.7	1.3	0.8	12.8	3.4
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	14.5
	England	58.4	0.0	19.4	1.2	1.5	80.5	21.4
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	5.1
	Switzerland	3.9	0.0	1.3	0.6	2.6	8.4	2.2
	The Netherlands	24.6	0.0	5.4	0.0	0.0	30.0	8.0
Shops	England	55.8	0.0	12.4	0.0	24.6	92.8	24.7
hotels and restaurants	France	19.0	19.0	0.0	0.0	0.0	19.0	5.1
other nonresidential properties	England	0.8	0.0	0.3	0.1	0.4	1.6	0.4
Total commercial properties	France	56.4	19.0	12.1	3.3	4.3	76.1	20.3
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	14.4
	Belgium	8.0	0.0	2.7	1.3	0.8	12.8	3.4
	England	115.0	0.0	32.1	1.3	26.5	174.9	46.6
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	5.1
	Switzerland	3.9	0.0	1.3	0.6	2.6	8.4	2.2

Mortgage loans Breakdown of new lending commitments Foreign loans by type of property, country and LTV

The Netherlands	24.6	0.0	5.4	0.0	0.0	30.0	8.0
Total	276.4	19.0	58.3	6.5	34.2	375.4	100.0

Residential Properties in Euro m
31.12.2007

Purpose of property	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
owned houses	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Residential construction for letting purposes	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total residential properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total in Euro m
31.12.2007

Mortgage loans	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Austria	51.2	0.0	2.8	0.0	0.0	54.0	14.4
Belgium	8.0	0.0	2.7	1.3	0.8	12.8	3.4
France	56.4	19.0	12.1	3.3	4.3	76.1	20.3
England	115.0	0.0	32.1	1.3	26.5	174.9	46.6
Poland	17.3	0.0	1.9	0.0	0.0	19.2	5.1
Switzerland	3.9	0.0	1.3	0.6	2.6	8.4	2.2
The Netherlands	24.6	0.0	5.4	0.0	0.0	30.0	8.0
Total	276.4	19.0	58.3	6.5	34.2	375.4	100.0

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

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Caroline Fischer
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E-mail: caroline.fischer@essenhyp.com

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◊ Press Release of Hypothekenbank in Essen AG as of November 14, 2007 "Interim Report of Hypothekenbank in Essen AG as of September 30, 2007"

◊ Press Release of Hypothekenbank in Essen AG as of August 14, 2007 "Interim Report of Hypothekenbank in Essen AG as of June 30, 2007"

◊ Press Release of Hypothekenbank in Essen AG as of June 20, 2007 "Interest Rate Experts Meet at Essen Hyp: "ECB rate hikes in September are as good as done""

◊ Press Release of Hypothekenbank in Essen AG as of May 14, 2007 "Essen Hyp: Upgrade by Moody's"

◊ Press Release of Hypothekenbank in Essen AG on the 2006 Annual Accounts

◊ Press Release of Hypothekenbank in Essen AG as of March 21, 2007 on the changes within the Board of Managing Directors

▷ Press Release of Hypothekenbank in Essen AG as of March 19, 2007 "MIPIM 2007 - A Great Success For Essen Hyp"

▷ Press Release of Hypothekenbank in Essen AG as of March 01, 2007 "Essen Hyp at the MIPIM in Cannes"

▷ Press Release of Hypothekenbank in Essen AG as of February 12, 2007 "First Benchmark Issue in 2007"

▷ Press Release of Hypothekenbank in Essen AG as of January 24, 2007 "20 years of Essen Hyp"

▷ Press Release of Hypothekenbank in Essen AG on the Interim Report as of September 30, 2006

▷ Press Release of Hypothekenbank in Essen AG as of November 09, 2006 "Essen Hyp made the breakthrough in the U.S. investor community"

▷ Press Release of Hypothekenbank in Essen AG as of October 17, 2006 "Essen Hyp goes down under"

▷ Press Release of Hypothekenbank in Essen AG as of September 05, 2006 "Essen Hyp started its series of Mozart Roadshows in Paris"

▷ Press Release of Hypothekenbank in Essen AG as of August 24, 2006 "Essen Hyp purchases AHBR real estate loan portfolio"

▷ Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (PDF)

▷ S&P Press Release as of May 16, 2006 (PDF)

▷ Press Release of Hypothekenbank in Essen AG on the Annual Accounts 2005

▷ Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Head of Capital Markets at Hypothekenbank in Essen AG"

▷ Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Member of the Board of Managing Directors of Hypothekenbank in Essen AG"

▷ Press Archive

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The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief*'s high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of German Pfandbrief Banks.

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Our Treasury Department

Head of Capital Markets
◊ Jens Remmers Head of Capital Markets

Heads of Treasury Department
◊ Günter Pless Head of Treasury
◊ Heidi Riedel Deputy Head of Treasury
◊ Oliver Schwarzer Deputy Head of Treasury

Capital Markets
◊ Elvira Stirnberg-Graumann
◊ Heinrich Strack

Money Markets
◊ Michael Leineweber
◊ Monika Rieks

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◊ Heiko Siede
◊ Georg Schlüter

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◊ Nico Ebert

Secretarial Support
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◊ Andrea Pehlke

Specialized Finance
◊ Dr. Stefan Tilch
◊ Claudia Retz
◊ Martin Hofbauer
◊ Björn Hofmann

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Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 23.01.2008

Security no	Increases by	on	Issuing volume in €	Coupon	Maturity	Issue Date	Market makers	Ratings S&P/ Moody's	Fitch
HBE 0BQ	500	03/06	2,000	2,750	11/03/08	11/03/05	1/6/18/27	AAA/Aaa	AAA
A0A 71Z	250	05/06	1,250	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aaa	AAA
A0A Y3F	500	02/06	2,500	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713	750	07/06	2,950	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424	500	07/06	2,500	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
HBE 0BA			2,000	2,75	27/02/09	19/01/05	1-6/8/14/15/18/25/29	AAA/Aaa	AAA
257 433	125	04/07	2,375	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA
HBE 0F1			2,500	3,000	28/09/09	19/01/06	1-6/9/11/14/18/25/27	AAA/Aaa	AAA
HBE 0AJ			2,000	3,250	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA
HBE 0E6			1,500	3,000	17/02/10	10/11/05	1/3/5/9/10/11/14/15/19/22/25/28	AAA/Aaa	AAA
HBE0DE			1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa	AAA
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa	AAA
HBE 0EK			1,000	2,750	21/09/11	14/09/05	3/15/25/28	AAA/Aaa	AAA
HBE 1NT			1,500	4,000	21/11/11	20/02/07	1-6/10/14/18/22/25/32/33/36	AAA/Aaa	AAA
HBE 1LM			1,200	3,75	28/09/12	28/09/06	1/3/4/9/18/22/25/30	AAA/Aaa	AAA
HBE 1MM			1,000	3,875	21/11/13	14/11/06	1-3/6/8/9/11/14/15/27/33-35	AAA/Aaa	AAA
HBE 1MP			1,000	3,875	21/11/16	14/11/06	1/2/5/10/11/18/19/22/26/27/30/32	AAA/Aaa	AAA
			34,292						

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status:

Security no	by	on	Issuing volume in US-$	Coupon	Maturity	Issue Date	Market makers	S&P
HBE 0FC			1,000	4,75	08/12/10	02/12/05	5/31	AAA
HBE 1MD			1,250	5,00	20/01/12	08/11/06	5/11/31	AAA
			2,250					

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas, 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division, 30=UBS Limited, 31=Bear Stearns, 32=HSH Nordbank, 33=JP Morgan, 34=OKO-Bank, 35=Royal Bank of Scotland, 36=Caja de Ahorros y Monte de Piedad de Madrid

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Bonds & Notes

Essen Hyp EUR 30,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €30bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €30bn in April 2006, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	A	A1
Subordinated Debt	A-	A2

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » Debt Issuance Program Prospectus 2007.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail: Guenter.Pless@essenhyp.com

Fax Treasury: +49 201 8135-399

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Essen Hyp A$ 5,000,000,000 Debt Issuance Program (DIP)

On October 13, 2006 Essen Hyp launched an A$ 5 billion Debt Issuance Program which permits the issue of both secured and unsecured bonds on the Australian market. The bank does not take any foreign exchange risks onto its books, given that these risks are hedged by €/A$ currency swaps. Drawings under the program are made in A$.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA/ A-1+	Aaa
Senior Unsecured Debt	A/ A-1	A1
Mortgage *Pfandbriefe*	n.r.	Aaa
Short term issues	n.r.	P-1

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by ABN AMRO BANK N.V., Australian Branch. The dealers are ABN AMRO BANK N.V., Australian Branch, Commonwealth Bank of Australia, National Australia Bank Limited, Royal Bank of Canada and UBS AG, Australia Branch. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » Information Memorandum 2006.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360

Oliver Schwarzer

Deputy Head of Treasury
Tel.: +49 201 8135-364

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E-mail: Guenter.Pless@essenhyp.com

E-mail: Oliver.Schwarzer@essenhyp.com

Fax Treasury: +49 201 8135-399

Fax Treasury: +49 201 8135-399

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Securities Prospectus

Persons into whose possession the Euro 30,000,000,000 Debt Issuance Program Prospectus or the A$ 5,000,000,000 Medium Term Note Program Information Memorandum of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer"), as amended or supplemented (the "Prospectus" or the "Information Memorandum"), or any final terms (the "Final Terms") of the offer of notes issued by the Issuer under its Euro 30,000,000,000 Debt Issuance Program (the "Notes") or any pricing supplement (the "Pricing Supplement") of the offer of medium term notes issued by the Issuer under its A$ 5,000,000,000 Medium Term Note Program (the MTNs) comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus or the Information Memorandum and any Final Terms or Pricing Supplements and the offering, sale and delivery of Notes or MTNs in the relevant jurisdiction, all as stated in the Prospectus or the Information Memorandum. Persons interested in purchasing any Notes or MTNs are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes or MTNs before purchasing any of them.

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Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock

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Bonds & Notes - Essen Hyp EUR 5,000,000,000 Commercial Paper Program

exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Citigroup, London; Dresdner Bank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; Lehman Brothers, London.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Monika Rieks
Head of Short Term Desk
Tel.: +49 201 8135-371
E-mail:Monika.Rieks@essenhyp.com

Michael Leineweber
Tel.: +49 201 8135-372
E-mail:Michael.Leineweber@essenhyp.com

Fax Treasury: +49 201 8135-399

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Slimbos

Slimbos (Short Liquid Money Market Bonds) are highly liquid money market bonds which have been issued on the German money markets since fall 2004. The banks issuing theses bonds must, as a minimum, have a long-term rating. Slimbos have become increasingly popular with both national and international investors.

Slimbos are short-term unsecured bearer bonds featuring a maturity of no more than two years. The minimum issuance volume is €500m. Slimbos are placed by bank syndicates of some four to six joint leads.

For trades between €1m and €15m market making is guaranteed by the lead managers. Slimbos are listed on a stock exchange within 30 days after their issue. The issuance volume may be increased at any time. Slimbos are traded electronically via Bloomberg Trading and Eurex Bonds. They are placed as retention deals.

Accordingly, Slimbos can be seen as the equivalent of Jumbo Pfandbriefe in the unsecured money markets.

Having now operated in the Slimbo market since July 2005, Essen Hyp plans to further expand its activities in this market segment in the future.

Outstanding

Security no	increases by	increases on	Issuing volume in EUR m	coupon	maturity
HBE 1NX	250	05/07	1.250	4,25	25/04/08
Total			**1.250**		

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Essen Hyp about to receive STEP label

Essen Hyp seeks to receive the STEP label for its European Commercial Paper Programs in spring 2007. STEP stands for 'Short-Term European Paper'.

The STEP label has been developed by ACI (The Financial Markets Association) and FBE (Fédération Bancaire de l'Union Européenne) in cooperation with the European Central Bank.

The aim of STEP is to foster the integration of the European markets for Short-Term Money Market Paper by laying down general market standards. This will enhance market liquidity and increase diversification opportunities.

The STEP Market Convention lays down the criteria and requirements to be fulfilled by an issuance program in order to be STEP compliant. These criteria and requirements relate to the format of documentation, settlement and the provision of data for the production of STEP statistics. The creditworthiness of the issuer, however, is not taken into account.

Issues qualifying for the STEP label are automatically eligible as Tier 1 securities of the ECB.

Accordingly, compliance with the STEP label is an additional quality feature for the benefit of our ECP Program investors.

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ESSEN HYP

Company

Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just two decades. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to contact us and we will be happy to provide you with any information you require.

◊ 15 Years of Hypothekenbank in Essen AG

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Corporate Governance Code of Hypothekenbank in Essen AG

Due to the fact that Commerzbank purchased the Essen Hyp shares previously held by the Schuppli Group, we are currently adapting our Corporate Governance Code and Declaration of Compliance. The revised documents will be available here as soon as all necessary amendments have been made.*

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ Declaration of Conformity with the German Corporate Governance Code (March 21, 2007) *(PDF)

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◊ Declaration of Conformity with the German Corporate Governance Code (April 24, 2006) (PDF)

◊ Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft *(PDF)

◊ Declaration of Compliance with the German Corporate Governance Code (March 17, 2005) (PDF)

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Declaration of Conformity with the German Corporate Governance Code

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. Accordingly, certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, first announced in the official section of the electronic version of the Federal Gazette (*Bundesanzeiger*) on August 20, 2002 and amended on June 2, 2005, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 3.10 there is no yearly Corporate Governance Report in the bank's Annual Report.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Contrary to Section 4.2.5 disclosure is not made in a compensation report.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. As the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of

the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Pursuant to Section 5.4.3 proposed candidates for the Supervisory Board chair shall be announced to the shareholders. Due to the fact, however, that no shares of Essen Hyp are in free flow or listed on a stock exchange and that the bank has only two shareholder groups, this provision is not relevant to Essen Hyp.

Contrary to Section 5.4.6 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 such conflicts of interest are not formally dealt with at the General Meeting.

Due to the fact that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the main source of information available to them.

Essen, March 21, 2007

The Board of Managing Directors   The Supervisory Board

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1. Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

> a presentation of applicable law
> recommendations of the Code Commission regarding the management and supervision of companies
> suggestions

This Code of best practice, as amended on June 2, 2005, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply or explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The Chairman of the Board of Managing Directors coordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The Chairman of the Supervisory Board coordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The Chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the Chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The Chairman of the General Meeting shall ensure that the meeting runs smoothly. In this, he shall take into consideration that an ordinary General Meeting is completed after four to six hours.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

The bank facilitates the personal exercising of shareholders' rights and also assists the
2.3.2   shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3   Cooperation between the Board of Managing Directors and the Supervisory Board

3.1   The Board of Managing Directors and the Supervisory Board shall cooperate closely to the benefit of the company.

3.2   The Board of Managing Directors coordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3   Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4   Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5   Good corporate governance requires an open discussion between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6   As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover offer the Board of Managing Directors and the Supervisory Board of the bank, as the target company, must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report on possible deviations from the recommendations of the German Corporate Governance Code once every year. The company shall keep previous Declarations of Conformity wit the Code available for viewing on its website for five years.

4   The Board of Managing Directors

4.1   Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, coordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4   The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

4.2   Composition and Compensation

4.2.1   The Board of Managing Directors is composed of several persons and has a Chairman. Rules of procedure, which require the approval of the Supervisory Board, govern cooperation within the Board of Managing Directors. The Board of Managing Directors cooperates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2   The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3   The overall compensation of the members of the Board of Managing Directors comprises a fixed salary and variable elements. The variable part of the compensation includes both result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4   The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3   Conflicts of Interest

4.3.1   During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2   In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant any unlawful advantage to third parties.

4.3.3   The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to, and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the bank.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The Chairman of the Supervisory Board coordinates the work within the Supervisory Board, chairs its meetings and attends to the affairs of the Supervisory Board externally.

The Chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The Chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the Chairman in particular, in order to discuss the strategy, business development and risk management of the bank. The Chairman of the Supervisory Board shall, without delay, be informed by the Chairman of the Board of Managing Directors of any events material for the assessment of the bank's situation and development, or for the management of the bank. The Chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Risk Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The Chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the bank, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, the Supervisory Board shall include what it considers an adequate number of members. A Supervisory Board member is considered independent if he or she has no business or personal relations with the company or its Board of Managing Directors which cause a conflict of interest. Not more than two former members of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the company or provide any advisory services to them.

5.4.3 It shall not be the rule for the former Chairman of the Board of Managing Directors or a member of the Board of Managing Directors to become Supervisory Board Chairman or the Chairman of a Supervisory Board committee. If this is intended, special reasons shall be presented to the annual general meeting.

5.4.4 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed bank shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.5 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.6 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the bank. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the Chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders.

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.7 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the

Supervisory Board.

5.5   Conflicts of Interest

5.5.1   All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for the company for himself.

5.5.2   Each member of the Supervisory Board shall inform the Chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the Chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The Chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3   Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4   Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6   Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6   Transparency

6.1   The Board of Managing Directors must disclose insider information directly relating to the company without delay unless it is exempted from the disclosure requirement in an individual case.

6.2   As soon as the bank becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the bank, the Board of Managing Directors shall disclose this fact without delay.

6.3   The bank's treatment of all shareholders in respect of information shall be the same. The bank shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4   The bank shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5   Any information which the bank discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6   As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the bank disclosed by the bank itself shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of Interim Reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. In addition, the Financial Reporting Enforcement Panel (*Prüfstelle für Rechnungslegung*) and the Federal Financial Supervisory Authority (*BaFin*) are authorized to check that the Annual Financial Statements comply with the applicable accounting regulations (enforcement).The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The bank publishes a list of third party companies in which it has a participating interest that is not of minor importance for the bank. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the bank, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which business, financial, personal and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the bank and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the bank in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the Chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

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Organization Chart

Member of the Board of Managing Directors
Wolfgang Groth

Corporate Division II
Capital Markets

Head: **J. Remmers**
Deputy Head: G. Pless, M. Bartling

- Treasury
- Bank Management
- Research

Corporate Division III
Real Estate Finance

Head: **W. Salomo**
Deputy Head: W. Böving

- National Real Estate Finance Marketing
- International Real Estate Finance Marketing
- Representative Offices
- Branches

Corporate Division IV
Services

Head: **H. Möller**
Deputy Head: R. Kruse

- IT Compliance
- IT-Development
- IT-Production

Member of the Board of Managing Directors
Burkhard Dallosch

Corporate Division I
Corporate Management Center

Head: **Dr. G. Stricker**
Deputy Head: N. Wittkopf

- Secretariat to the Board of Managing Directors
- Investor Relations
- Corporate Communications
- Public Relations
- Strategy
- Group Reporting

Corporate Division V
Finance

Head: **N. Boddenberg**
Deputy Head: J. Wihler

- Accounting and Tax
- Transaction Banking
- Risk Controlling

Corporate Division VI
Transaction Management

Head: **C. Angott**
Deputy Head: I. Plange, Chr. Bungarten

- Transaction Management (national/ international)
- Credit Research
- Mortgage Lending Risk Management

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...rgage ......g ... .g......
- Loan Foreclosure

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Company

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Claims outstanding:											
Mortgage loans	108	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258	6,926	8,074
Public-sector loans	603	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102	35,824	33,249
Bonds and notes **)	31	2,689	5,918	10,701	16,493	24,349	24,286	25,179	30,588	39,855	45,109
Other claims	0	672	888	1,591	2,415	2,703	4,035	5,647	5,047	7,352	12,788
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173	4,250	4,667
Public-sector *Pfandbriefe*	819	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571	60,972	75,643
Other bonds and notes / other liabilities	0	3,418	4,872	5,281	9,170	12,182	16,855	18,452	20,855	25,770	20,162
New lending commitments:											
Mortgage loans		135	266	415	574	1,216	1,366	1,627	1,956	1,770	2,026
Public-sector	875	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538	10,898	9,746

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Business progress of Hypothekenbank in Essen AG - 10 Successful Years in Retrospect

... loans											
Bonds and notes**)	31	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541	16,156	22,495
Capital and reserves:											
Subscribed capital and reserves***)	41	311	377	454	426	554	554	584	654	699	749
Profit-sharing capital	0	129	187	243	255	279	284	324	319	293	288
Subordinated liabilities	0	155	189	244	244	298	297	348	358	290	373
Balance-sheet total:	1,103	35,471	45,596	55,905	58,771	69,553	70,979	74,299	79,461	92,781	102,357
Net interest and commission income:	5.0	125.8	149.9	168.6	161.2	170.9	187.5	213.5	205.9	249.3	252.1
General operating expenses:											
Personnel expenses	0.8	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7	14.9	16.0
Other administrative expenses	0.7	5.9	7.1	8.2	8.9	9.5	9.4	11.2	14.4	16.5	22.1
Depreciation on and value adjustments to intangible and fixed assets	0.1	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0	2.6	5.9
Operating result:	5.1	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6	141.9	122.6
Net income for the year:	3.1	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0	103.0	96.8

Notes:*) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

Business progress of Hypothekenbank in Essen AG - 10 Successful Years in Retrospect

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Committees

Board of Managing Directors

Wolfgang Groth, Essen
Burkhard Dallosch, Essen

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen
Jens Remmers, Kelkheim

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Deputy, Essen
Franz-Josef Schwarzhof, Auditor, Deputy, Essen
Prof. Dr. Dr. h.c. Franz Peter Lang

Supervisory Board

Michael Reuther
Chairman; Member of the Board of Managing
Directors, Commerzbank AG, Frankfurt/Main

Erich Labs
Hypothekenbank in Essen AG, Essen

Wolfgang Hartmann
Member of the Board of Managing Directors,
Commerzbank AG, Frankfurt/Main

Advisory Council

Dr. Axel Frhr. v. Ruedorffer

Dr. Michael Kilka
Commerzbank AG, Frankfurt/Main

Kurt Müller
Hypothekenbank in Essen AG, Essen

Dr. Eric Strutz
Member of the Board of Managing
Directors, Commerzbank AG, Frankfurt/Main

Dr. Alfred Tacke

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About Us - Advisory Council

Chairman
Member of the Central Advisory Board,
Commerzbank AG, Frankfurt/Main

Chairman of the Executive Board, Evonik Steag
GmbH
Member of the Board of Managing Directors of
Evonik Industries AG, Essen

Auxiliary Bishop Franz Grave
Episcopal Vicar for Universal Church and Social
Issues, Essen

Priv. Doz. Dr. Ulf R. Siebel †
Lawyer, Frankfurt/Main

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Heiner Helbig
Member of the Board of Managing Directors,
Hochtief Construction AG

Dr. Hans-Joachim Jacob
Auditor, Munich

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Bau
und Immobilien GmbH & Co. KG, Munich

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Branches and Offices

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Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Registered under
HRB Essen No. 7083

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

London
Commerzbank House
6th Floor, 60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

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london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

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External Links

◊ Commerzbank
◊ vdp - Verband deutscher Pfandbriefbanken
(Association of German Pfandbrief Banks)

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Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Secretariat to the Board of Managing Directors

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Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors
Wolfgang Groth
Burkhard Dallosch

We have tasked Commerzbank AG, Banking Department Retail Credit, 60261 Frankfurt/Germany (main locations: Hamburg and Rüsselsheim), with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Commerzbank AG to carry out any and all tasks relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other loan security.

Since July 2003 the Stater Deutschland GmbH & Co KG, Heussallee 18-24, 53113 Bonn, and since July 2006 the Nationalbank AG, Theaterplatz 8, 45127 Essen, have also been responsible for the credit servicing. i.e. the administration of loans.

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45131 Essen / Germany
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CREDIT RESEARCH
Last update: Jan 2008
» overview

SEC 28 PfandBG
Last update: Sep 2007
» Sec. 28 (1) (1-3) PfandBG
» Sec. 28 (2) (1a) PfandBG
» Sec. 28 (2) (1b,c) PfandBG
» Sec. 28 (2) (2) PfandBG
» Sec. 28 (3) (1) PfandBG
» Sec. 28 (3) (2) PfandBG
» Archive

BONDS & NOTES
» Medium Term Notes in € (EMTN)
» Medium Term Notes in A$ (AMTN)

NOTICE pursuant to Section 6.2 of the
Corporate Governance Code
» more (PDF)

COMPANY
» Corporate Governance Code

INTERNATIONAL REAL ESTATE FINANCE:
» Europe and North America

Contact

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